SMITH

Smith International, Inc.
2006 Annual Report



Smith International, Inc. is a large, diversified oilfield service company based in Houston, Texas. The Company is a leading supplier to oil and gas exploration and production companies around the world, with almost two-thirds of its oilfield segment revenues concentrated in markets outside the United States. Smith employs 17,400 full-time personnel and operates through four business units – M-I SWACO, Smith Technologies, Smith Services and Wilson. Our common stock is traded on several market exchanges, including the New York Stock Exchange, under the symbol 'SII'.

The Company provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids-control and separation equipment, waste-management services, water treatment systems, oilfield production chemicals, three-cone and diamond drill bits, turbine drilling products, drilling and fishing tools, underreamers, casing exit and multilateral systems, packers, liner hangers and tubular products. The Company also offers supply chain management solutions through an extensive branch network which supplies pipe, valves, fittings, mill, safety and other maintenance products to energy and industrial markets.


SMITH
SMITH

"Growth is the continuing story at Smith. And it is our people that fuel the growth."

— Doug Rock, *Chairman and Chief Executive Officer*

In this report:

Financial Highlights

Years Ended December 31,	2006	2005	% Change 2005 / 2006	2004
(in thousands, except per share, stockholder return and employee data)				
Summary Statement of Operations Data:				
Revenues	$7,333,559	$ 5,579,003	31%	$ 4,419,015
Operating Income	$1,080,081	$ 670,561	61%	$ 438,764
Net Income	$ 502,006	$ 302,305	66%	$ 182,451
Earnings Per Share	$ 2.49	$ 1.48	68%	$ 0.89
Cash Dividends Declared Per Share	$ 0.32	$ 0.24	33%	$ –
Common Shares Outstanding at Year-End[a]	199,916	200,969	(1%)	202,148
Summary Balance Sheet Data:				
Current Assets	$3,271,027	$ 2,437,231	34%	$ 2,019,632
Total Assets	5,335,475	4,059,914	31%	3,506,778
Current Liabilities	1,379,468	933,153	48%	887,357
Total Debt	1,088,632	744,507	46%	599,173
Stockholders' Equity	1,986,937	1,578,505	26%	1,400,811
Other Data:				
Depreciation and Amortization	$ 150,384	$ 117,722	28%	$ 106,493
Capital Expenditures, Net	$ 272,727	$ 151,419	80%	$ 90,770
Treasury Stock Repurchases	$ 102,894	$ 117,820	(13%)	$ 92,002
Return on Stockholders' Equity	28.5%	20.6%	38%	13.8%
Number of Employees	17,377	14,697	18%	13,235

2006 Business Unit Revenue Distribution


Smith Services
14%
Smith Technologies
11%
Wilson
26%
M-I SWACO
49%

2006 Geographic Revenue Distribution – Oilfield Segment[b]


Europe / Africa
29%
Latin America
10%
Middle East / Asia
16%
Canada
8%
United States
37%

[a] Common shares outstanding, net of shares held in treasury.
[b] Excludes revenues from the Wilson Distribution operations.

Letter to Our Stockholders

By all measures, 2006 was a very good year. But ultimately, we think that one of the best measures of our performance is how well our customers are doing – and how successful we are at delivering the products and services they need on a daily basis. Smith's people, who develop the technology, deliver the products and services, and support our operations, performed exceptionally last year supporting customers in a challenging business environment. Smith International has grown to become one of the world's leading oilfield service firms – powered by over 17,000 dedicated men and women in more than 70 countries – each one of which plays an important role in creating value for our company.



Left to right: Doug Rock, Chairman and Chief Executive Officer and Margaret K. Dorman, Senior Vice President, Chief Financial Officer and Treasurer

Financial Year in Review

Last year, we generated record results for our shareholders. Our revenues exceeded $7.3 billion and our net income increased to $502 million, or $2.49 per diluted share – 68 percent above the amount reported for the 2005 fiscal year. Consolidated revenues grew 31 percent over the prior year period, influenced by increased operator investment in oil-directed drilling projects, new product introductions and further expansion into key geographic markets. Moreover, our Oilfield segment operations, which accounted for the majority of the overall revenue growth increased 35 percent over 2005 – almost three-times the rate of improvement in global drilling activity.

While increased North American land-based drilling contributed approximately 60 percent of the year-over-year revenue increase, we also achieved strong growth in markets outside of North America – particularly in the North Sea, the Middle East and the Former Soviet Union. Today, just under half of our Oilfield segment revenues are generated in the Eastern Hemisphere, positioning us favorably for the rising level of energy investment underway in these markets.

Due, in part, to the continuing strength in business operations outside North America, our results for the fourth quarter of 2006 were particularly strong, providing significant momentum for 2007. Fourth quarter Oilfield segment operating

Revenues
(in billions)


$3.2
$3.6
$4.4
$5.6
$7.3

Earnings per Share
(in dollars)


$0.47
$0.62
$0.89
$1.48
$2.49

Year-End Stock Price
(in dollars)


$16.31
$20.76
$27.21
$37.11
$41.07

margins reached 19.5 percent – the highest level since the early 1980's. On a full-year basis, Oilfield margins grew 3.1 percentage points over the prior year, driven by a combination of increased business volumes, an improved product mix and better pricing realization. The operating margins for our Wilson U.S. Distribution operations also continued to expand during 2006 – with results improving in each consecutive quarter. Our consolidated Distribution margins grew to 5.2 percent in fiscal 2006, and we believe we have an opportunity to further improve the profitability levels in this business as we move forward.

Return on Stockholders' Equity



28.5%
20.6%
15.3%
10.8%
9.2%

Our focus on elevating the capital returns across our operations continued during 2006. We reported significant earnings expansion with a limited amount of growth in our capital base – generating 40 percent after-tax returns on each incremental dollar of capital invested in our business. Managing the level of capital deployed across our global business base helped increase Smith's average return on stockholders' equity to 28.5 percent in 2006 – an eight percentage point improvement on a year-over-year basis.

Our balance sheet is strong and enables Smith to continue pursuing our growth strategy. Last year, we were successful identifying solid acquisition opportunities, investing approximately $225 million in value-added transactions which broadened our product offerings and business base. Our financial position provides the flexibility to make additional investments in technology, whether through internal research or acquisition. If we cannot find strategic business opportunities at good values, our focus will be on returning capital to our shareholders in the form of share buybacks and regular dividends. Earlier this year, our Board of Directors increased the quarterly dividend payout to $0.10 per share, reflecting their confidence in Smith's financial strength and our prospects for the future.

Benefiting from a Long-Term Energy Cycle

We believe that we are in the midst of a long-term energy cycle. This thesis is supported by a number of factors, including tighter supply and demand fundamentals, higher oil and gas depletion rates and improved environmental standards which have created a backdrop for increased capital investment by exploration and production companies. And we see opportunities for our business operations as world reservoirs age and require more equipment and services to produce remaining reserves.

Drilling activity in the Eastern Hemisphere markets continues to expand steadily. Since activity levels bottomed in the summer of 1999, Eastern Hemisphere drilling activity has risen at a compound annual growth rate of eight percent. Based on the number of new projects currently being undertaken by Supermajors and national oil companies, we expect 2007 Eastern Hemisphere activity levels will grow at rates slightly above the historical average.

National oil companies, which comprise a sizable portion of our Oilfield segment revenues, will become a more important part of the energy landscape going forward as these entities control nearly 90 percent of the world's proven petroleum reserves. As more and more national oil companies commence developing energy assets without the involvement of large international operators, we believe the role of Smith and other oilfield service companies will expand. We have established longstanding relationships with a number of national oil companies which contributed to Smith's ranking as No. 1 in total satisfaction by these entities in a recent survey conducted by EnergyPoint Research.

We are also encouraged by the current business environment in the Americas region. North America has historically been one of the more volatile markets, but we see a number of near- and longer-term favorable trends. First, with limited growth in natural gas production, we believe commodity prices will remain at levels which provide attractive well economics for the majority of land-based drilling programs. Increased offshore drilling activity in the U.S. Gulf of Mexico and certain Latin American markets, such as Brazil, is currently underway, and should have a positive impact on our business operations in the first half of 2007. From a longer-term perspective, a number of data points suggest we are entering a new phase of energy exploration in the United States. After a steady rise in seismic survey activity, we see exploratory drilling at decade-high levels, accounting for 22 percent of the overall rig count in the United States. As these exploratory programs are completed, this translates into developmental drilling programs, which create more revenue intensity for our product and service lines.

Oilfield Segment Operating Margins


11.7%
12.8%
13.1%
15.7%
18.8%

We believe Smith is well positioned to capitalize on these trends and improve shareholder returns. Our outlook for the future remains one of continuing increases in demand, high levels of utilization and better net pricing realization.

Accomplishments and New Look

Smith achieved many important milestones in 2006. Our operations collected a number of new technology and industry awards, including the National Ocean Industries Association's Safety in Seas award in recognition of the dramatic overall improvement of the safe capture and disposal of drill cuttings through our CleanCut™ technology. We were also proud to be named as a member of the S&P 500 Index last August, joining a group of long-term, high performance companies.

With this annual report, we also are introducing a new logo. Smith's footprint is more global today and our environmental focus is expanding – so we thought it was important to have a company brand that emphasized these elements of our business. In the years to come, we hope our new green logo will become as familiar to you as the old Sii logo has been.

Focus on the Future

We would like to thank the Board, our customers and our shareholders for their continued support. Our achievements are the result of the personal commitment, passion and determination of our employees – we salute and thank them. The future of Smith International is bright, and we look forward to a record-setting 2007.

In closing, we'd like to extend our appreciation to Jerry Neely who, after serving as a member of Smith International's Board of Directors for the past 29 years, is scheduled to retire at the 2007 Annual Meeting. He was elected to the Board in 1977 upon being appointed Smith's Chairman and Chief Executive Officer, a position he held until December 1987. Although Jerry will cease to be a voting member of the Board, he has agreed to serve in an advisory capacity and will continue to provide the leadership and guidance we have come to rely upon over the years.

With Jerry's retirement in mind, we welcomed John Yearwood to our Board in December 2006. He brings a wealth of international operations experience gained during his 26-year tenure with Schlumberger. John's knowledge will prove invaluable as we continue to expand our global reach and examine strategic opportunities worldwide. We look forward to working with him for years to come.

Doug Rock
Chairman of the Board and
Chief Executive Officer

Margaret K. Dorman
Senior Vice President,
Chief Financial Officer and Treasurer

We believe the energy industry is in the midst of a new era of capital investment – creating a paradigm shift in this historically cyclical business. With today's tightly-balanced market fundamentals, operators require innovative solutions that lower the overall cost of developing their energy assets. At Smith International, our people are focused on creating and delivering new technology and service offerings that provide value for our customers, promote safety and protect our environment. In these demanding times, we are fortunate to have some of the most dedicated professionals in the industry to help us execute our strategy and accomplish our goals.





Our people deliver world-class manufacturing expertise.

As demand for our products has grown, we have expanded our manufacturing operations into a number of markets outside the United States – an action that brings us closer to our customers, enables us to create products specific to the region and, in certain cases, provides a lower overall cost structure. A primary example of our Total Manufacturing commitment is the Smith Services' complex in Dubai, one of the largest of its kind in the region, which supplies the Middle East market with technology-based downhole tools. Smith Services is continuing to grow its international manufacturing base with the addition of a new facility in Changzhou, China, which is scheduled to open later in 2007.



Our people deliver a broad range of services in support of our customers.

We continually focus on potential acquisition opportunities that are natural extensions of our existing business lines. Last year, we were successful acquiring Specialized Petroleum Services (SPS), whose patented line of cleanup products and services were a perfect fit for M-I SWACO's leading completion fluid business. In connection with the transaction, we welcomed approximately 200 well-trained professionals who broaden the range of value-added services we can offer our customers. With the addition of SPS, which provides wellbore cleanup technology for the technically-challenging offshore market, we are able to provide operators with a unique, integrated solution for their wellbore productivity issues.


Higher
Downhole
Torque

Our people create industry-leading technologies.

I-DRILL® drilling optimization software, developed by Smith Technologies, gives drilling engineers the ability to "see" the drillstring in action. With this tool, operators can identify damaging vibrations and other forces expected to be encountered during drilling applications and make adjustments to components of the drillstring in order to gain optimum performance of the bottomhole assembly (BHA). Dynamic analysis of each component of the BHA minimizes risk and cost by identifying the best possible conditions – a particularly critical process in these times of increasing drilling costs and limited rig availability.





Our people provide products which create significant value for our customers.

The Trackmaster® Plus wellbore departure system delivers one of the highest success rates in the industry for one-trip casing exits – accomplished by matching specific component technologies to wellbore properties. Maintaining world-class manufacturing and safety standards across our operations ensures that we consistently provide high-quality tools and equipment for our customers' drilling programs. Thorough job planning and preparation by Smith personnel ensures the optimum results; post well follow-up and analysis drives continuous improvement and best practices; and delivery of fast, high quality windows and sidetracks reduces costs and saves wells.


V-256
V-255

Our people focus on technologies that expand our environmental offerings.

As the world's reservoirs age, the volume of water produced by each well increases, creating a significant challenge for operators. Today, produced water represents about three times the volume of global oil production, making it the largest waste stream in oil and gas production. Epcon Offshore AS, also a 2006 acquisition by M-I SWACO, has developed a patented Compact Flotation Unit (CFU) that optimizes the separation of hydrocarbons from produced water, yet weighs less and has a smaller footprint than conventional separation units. This leading technology is being used by a number of Supermajors and national oil companies facing increased waste volumes and more-stringent discharge regulations.


WILSON
WILSON

Our people are the key to our success.

Wilson is recognized as a global leader in supply-chain solutions for a wide range of markets, from drilling, exploration and production to pipeline and gas transmission, and other industrial markets. As more than a stocking distributor representing over 500 manufacturers, we enable our customers to focus on their core business functions while we manage their field audits, material validations and valuations, warehouses and inventories, strategic partnerships and safety services. Meeting the challenge of our growing customer base has taken us outside North America – we have expanded our business to over 200 locations worldwide, with sizable operations in the United Kingdom and the Former Soviet Union.





Our people are unsurpassed in providing superior customer service.

Smith Services and Smith Technologies recently combined forces to create a new operating group, Smith Borehole Enlargement (SBE), to offer a single focal point for wellbore expertise. The combination of the knowledge, experience and worldwide resources of these two groups results in the delivery of high-quality wellbores to our customers through comprehensive pre-job analysis with unmatched on-site performance and post-project review. One of the key products for the group is the Rhino®Reamer, which has just introduced its new XS model, a hydraulically expandable underreamer designed to simultaneously drill and enlarge the wellbore where reliability is critical.

Board of Directors



G. Clyde Buck
Committee memberships:
Compensation and Benefits
Nominating and Governance



Loren K. Carroll



Dod A. Fraser
Committee memberships:
*Audit**
Compensation and Benefits



James R. Gibbs
Committee memberships:
*Compensation and Benefits**
*Nominating and Governance**



Robert Kelley
Committee memberships:
Audit
Compensation and Benefits



Jerry W. Neely
Committee memberships:
Audit
Nominating and Governance



Doug Rock
Chairman of the Board



John Yearwood

* *Committee Chairman*

Smith International, Inc.

Financial Information

Selected Financial Data

For the Years Ended December 31,	**2006**	2005	2004[a]	2003	2002
(In thousands, except per share data)					
Statement of Operations Data:					
Revenues	**$7,333,559**	$5,579,003	$4,419,015	$3,594,828	$3,170,080
Gross profit	**2,344,271**	1,685,138	1,351,939	1,075,931	918,302
Operating income	**1,080,081**	670,561	438,764	328,747	256,148
Income before cumulative effect of change in accounting principle	**502,006**	302,305	182,451	124,634	93,189
Diluted earnings per share before cumulative effect of change in accounting principle[b]	**2.49**	1.48	0.89	0.62	0.47
Balance Sheet Data:					
Total assets	**$5,335,475**	$4,059,914	$3,506,778	$3,097,047	$2,749,545
Long-term debt	**800,928**	610,857	387,798	488,548	441,967
Total stockholders' equity	**1,986,937**	1,578,505	1,400,811	1,235,776	1,063,535
Cash dividends declared per common share[c]	**0.32**	0.24	–	–	–

The Selected Financial Data above should be read together with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report in order to understand factors, such as business combinations completed during 2006, 2005 and 2004, and unusual items, which may affect the comparability of the Selected Financial Data.

[a] *In 2004, the Company recognized a $31.4 million, or $0.10 per share, patent litigation-related charge.*

[b] *All fiscal years prior to 2005 have been restated for the impact of a two-for-one stock dividend distributed on August 24, 2005.*

[c] *In February 2005, the Company's Board of Directors approved a regular quarterly cash dividend program. See Note 12 to the Consolidated Financial Statements for additional information regarding the Company's dividend program.*

General

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Annual Report.

Company Products and Operations

The Company is a leading global provider of premium products and services to the oil and gas exploration and production industry. The Company provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids-control and separation equipment, waste-management services, oilfield production chemicals, three-cone and diamond drill bits, turbine products, tubulars, fishing services, drilling tools, underreamers, casing exit and multilateral systems, packers and liner hangers. The Company also offers supply chain management solutions through an extensive North American branch network providing pipe, valves and fittings as well as mill, safety and other maintenance products.

The Company's operations are largely driven by the level of exploration and production ("E&P") spending in major energy-producing regions around the world and the depth and complexity of these projects. Although E&P spending is significantly influenced by the market price of oil and natural gas, it may also be affected by supply and demand fundamentals, finding and development costs, decline and depletion rates, political actions and uncertainties, environmental concerns, the financial condition of independent E&P companies and the overall level of global economic growth and activity. In addition, approximately eight percent of the Company's consolidated revenues relate to the downstream energy sector, including petrochemical plants and refineries, whose spending is largely impacted by the general condition of the U.S. economy.

Capital investment by energy companies is largely divided into two markets, which vary greatly in terms of primary business drivers and associated volatility levels. North American drilling activity is primarily influenced by natural gas fundamentals, with approximately 82 percent of the current rig count focused on natural gas finding and development activities. Conversely, drilling in areas outside of North America is more dependent on crude oil fundamentals, which influence over three-quarters of international drilling activity. Historically, business in markets outside of North America has proved to be less volatile as the high cost E&P programs in these regions are generally undertaken by major oil companies, consortiums and national oil companies as part of a longer-term strategic development plan. Although close to 60 percent of the Company's consolidated revenues were generated in North America during 2006, Smith's profitability was largely dependent upon business levels in markets outside of North America. The Distribution segment, which accounts for approximately 26 percent of consolidated revenues and primarily supports a North American customer base, serves to distort the geographic revenue mix of the Company. Excluding the impact of the Distribution segment, 55 percent of the Company's 2006 revenues were generated in markets outside of North America.

Business Outlook

The Company's business is highly dependent on the general economic environment in the United States and other major world economies, which impact energy consumption and the resulting demand for our products and services. In 2006, the average worldwide rig count grew 13 percent over the prior year period influenced, in part, by higher commodity prices which resulted in increased investment in oil-focused drilling projects in markets outside of North America.

The Company anticipates modest growth in exploration and production spending in 2007 which is expected to be concentrated in the Eastern Hemisphere regions and, to a lesser extent, in the U.S. offshore market. Although the long-term outlook for North American land-based drilling activity is favorable based upon expected growth in worldwide energy consumption, an adverse change in near-term market fundamentals could cause activity reductions for marginal land-based projects.

There are a number of factors which influence forecasted exploration and production spending. Ultimately, any significant deterioration in the global economic environment or prolonged weakness in commodity prices could affect worldwide drilling activity and demand for our products and services.

Results of Operations

Segment Discussion

The Company markets its products and services throughout the world through four business units which are aggregated into two reportable segments. The Oilfield segment consists of three business units: M-I SWACO, Smith Technologies and Smith Services. The Distribution segment includes the Wilson business unit. The revenue discussion below has been summarized by business unit in order to provide additional information in analyzing the Company's operations.

For the Years Ended December 31,	2006		2005		2004	
(Dollars in thousands)	Amount	%	Amount	%	Amount	%
Financial Data:						
Revenues:						
M-I SWACO	**$ 3,573,395**	**49**	$ 2,682,511	48	$ 2,231,884	50
Smith Technologies	**790,131**	**11**	601,821	11	511,410	12
Smith Services	**1,024,212**	**14**	694,667	12	493,045	11
Oilfield	**5,387,738**	**74**	3,978,999	71	3,236,339	73
Wilson	**1,945,821**	**26**	1,600,004	29	1,182,676	27
Total	**$ 7,333,559**	**100**	$ 5,579,003	100	$ 4,419,015	100
Geographic Revenues:						
United States:						
Oilfield	**$ 2,009,997**	**27**	$ 1,393,564	25	$ 1,128,294	26
Distribution	**1,374,732**	**19**	1,127,142	20	854,173	19
Total United States	**3,384,729**	**46**	2,520,706	45	1,982,467	45
Canada:						
Oilfield	**404,121**	**6**	313,912	6	225,629	5
Distribution	**487,167**	**6**	399,653	7	261,923	6
Total Canada	**891,288**	**12**	713,565	13	487,552	11
Non-North America:						
Oilfield	**2,973,620**	**41**	2,271,523	41	1,882,416	43
Distribution	**83,922**	**1**	73,209	1	66,580	1
Total Non-North America	**3,057,542**	**42**	2,344,732	42	1,948,996	44
Total Revenue	**$ 7,333,559**	**100**	$ 5,579,003	100	$ 4,419,015	100
Operating Income:						
Oilfield	**$ 1,012,295**	**19**	$ 625,384	16	$ 423,648	13
Distribution	**101,830**	**5**	64,714	4	26,513	2
General Corporate	**(34,044)**	*	(19,537)	*	(11,397)	*
Total	**$ 1,080,081**	**15**	$ 670,561	12	$ 438,764	10
Market Data:						
Average Worldwide Rig Count:[1]						
United States	**1,901**	**47**	1,666	47	1,417	45
Canada	**413**	**10**	408	11	348	11
Non-North America	**1,747**	**43**	1,517	42	1,377	44
Total	**4,061**	**100**	3,591	100	3,142	100
Onshore	**3,523**	**87**	3,069	85	2,667	84
Offshore	**538**	**13**	522	15	475	16
Total	**4,061**	**100**	3,591	100	3,142	100
Average Commodity Prices:						
Crude Oil ($/Bbl)[2]	**$ 66.25**		$ 56.71		$ 41.47	
Natural Gas ($/mcf)[3]	**6.98**		9.01		6.18	

[1] *Source: M-I SWACO.*
[2] *Average daily West Texas Intermediate ("WTI") spot closing prices, as quoted by NYMEX.*
[3] *Average daily Henry Hub, Louisiana spot closing prices, as quoted by NYMEX.*
* *not meaningful*

Oilfield Segment

Revenues

M-I SWACO primarily provides drilling and completion fluid systems, engineering and technical services to the oil and gas industry. Additionally, these operations provide oilfield production chemicals and manufacture and market equipment and services used for solids-control, particle separation, pressure control, rig instrumentation and waste-management. M-I SWACO is significantly influenced by exploration and production spending in markets outside of North America, which contributes approximately two-thirds of the unit's revenues, and by its exposure to the U.S. offshore market, which constitutes nine percent of the revenue base. U.S. offshore drilling accounts for approximately three percent of the worldwide rig count and generally is more revenue-intensive than land-based projects due to the complex nature of the related drilling environment. For the year ended December 31, 2006, M-I SWACO reported revenues of $3.6 billion, an increase of 33 percent over the prior year period. Excluding the impact of acquired operations, revenues grew 31 percent over the prior year. Approximately two-thirds of the base revenue increase was generated in markets outside of North America, primarily reflecting new contract awards and increased customer activity in the Europe/Africa and Middle East offshore markets. North American base revenues grew 33 percent above the prior year level, largely attributable to increased investment by exploration and production companies in land-based drilling projects and the impact of price increases implemented in late 2005. M-I SWACO's revenues totaled $2.7 billion for the year ended December 31, 2005, an increase of 20 percent over the prior year period. Over 60 percent of the business growth was generated in the Eastern Hemisphere influenced by an 11 percent increase in corresponding activity levels and the impact of new contract awards. Increased exploration and production spending in the North American market, driven by the significant increase in the number of land-based drilling programs and, to a lesser extent, the impact of price increases initiated throughout 2005 also contributed to the year-over-year revenue improvement.

Smith Technologies designs and manufactures three-cone drill bits, diamond drill bits and turbines for use in the oil and gas industry. Due to the nature of its product offerings, revenues for these operations typically correlate more closely to the rig count than any of the Company's other businesses. For the year ended December 31, 2006, Smith Technologies reported revenues of $790.1 million, an increase of 31 percent over the prior year period. The majority of the revenue increase was reported by the Western Hemisphere operations, influenced by higher U.S. land-based drilling activity, improved pricing and, to a lesser extent, strong demand for turbine products in the Latin America market. Revenues generated in the Eastern Hemisphere region increased 30 percent, contributing one-third of the revenue improvement over the prior year period. The year-over-year increase reflects growth in the Middle East, Former Soviet Union ("FSU") and the North Sea area, attributable to new contract awards and improved market penetration. Smith Technologies reported revenues of $601.8 million for the year ended December 31, 2005, an 18 percent increase over the prior year level. The year-over-year revenue growth resulted from increased unit sales and rentals of diamond drill bits, as technological advancements in fixed cutter drill bit manufacturing and design has influenced a shift from roller-cone toward diamond drill bit product offerings. To a lesser extent, the impact of higher unit pricing and continued demand for turbine products contributed to the year-over-year revenue improvement.

Smith Services manufactures and markets products and services used in the oil and gas industry for drilling, work-over, well completion and well re-entry. Revenues for Smith Services are relatively balanced between North America and the international markets and are heavily influenced by the complexity of drilling projects, which drive demand for a wider range of its product offerings. For the year ended December 31, 2006, Smith Services reported revenues of $1.0 billion, 47 percent above the prior year period. The year-over-year revenue growth was significantly influenced by increased demand for tubular products in the U.S. market. Excluding the impact of tubular product sales, which are not highly correlated to drilling activity, business volumes increased 29 percent above the prior year period. Two-thirds of the core business growth was reported in North America, reflecting increased customer demand for premium remedial product and service lines. The revenue growth in markets outside of North America was, again, driven by increased demand for remedial product offerings, primarily in the Middle East, North Sea and FSU regions. Smith Services reported revenues of $694.7 million for the year ended December 31, 2005, a 41 percent increase over the amount reported in 2004. Excluding the effect of acquired operations, revenues increased 34 percent influenced by higher worldwide exploration and production spending levels. The majority of the base revenue growth was generated in North America, as increased activity levels impacted tubular product sales, which were twice the level reported in the prior year. Approximately one-third of the year-over-year base revenue growth was reported in markets outside of North America, driven by strong demand for remedial product and service lines in the Middle East and North Sea markets.

Operating Income

Operating income for the Oilfield segment was $1.0 billion, or 18.8 percent of revenues, for the 2006 fiscal year period. The segment operating margins were 3.1 percentage points above the prior year level with incremental operating income approximating 28 percent of revenues. The operating margin growth was predominantly driven by increased business volumes, but was also favorably impacted by an improved business mix and pricing initiatives. To a lesser extent, the margin improvement was influenced by improved general and administrative cost coverage. On an absolute dollar basis, fiscal 2006 operating income increased $386.9 million over the prior year, largely attributable to the impact of a 35 percent increase in business volumes on gross profit, mitigated by higher variable-based operating expenses, including investment in personnel and infrastructure to support the expanding business operations. For the year ended December 31, 2005, Oilfield operating income was $625.4 million, or 15.7 percent of revenues. The year-over-year comparison to 2004 was impacted by litigation-related charges, including $5.6 million and $31.4 million in 2005 and 2004, respectively. Excluding the impact of these charges, segment operating margins increased 1.8 percentage points above the 2004 level. The year-over-year operating margin expansion primarily reflects reduced operating expenses as a percentage of revenues associated with improved fixed cost coverage in the sales and administrative functions. Gross margins improved slightly reflecting the impact of increased fixed cost absorption in the segment's manufacturing operations and higher unit pricing, partially offset by a combination of an unfavorable shift in business mix and rising commodity costs. Fiscal 2005 operating income increased $175.9 million over the 2004 period, net of the litigation-related charges. The growth in operating income was attributable to the impact of higher business volumes on gross profit, partially offset by higher variable-based operating expenses associated with the expanding business base.

Distribution Segment

Revenues

Wilson markets pipe, valves, fittings and mill, safety and other maintenance products to energy and industrial markets, primarily through an extensive network of supply branches in the United States and Canada. The segment has the most significant North American revenue exposure of any of the Company's operations with approximately 96 percent of Wilson's 2006 revenues generated in those markets. Moreover, approximately 28 percent of Wilson's revenues relate to sales to the downstream energy sector, including petrochemical plants and refineries, whose spending is largely influenced by the general state of the U.S. economic environment. Additionally, certain customers in this sector utilize petroleum products as a base material and, accordingly, are adversely impacted by increases in crude oil and natural gas prices. For the year ended December 31, 2006, Wilson reported revenues of $1.9 billion, 22 percent above the prior year. Two-thirds of the revenue growth was generated by the upstream energy operations, reflecting higher spending by exploration and production companies associated with increased North American drilling and completion activity and the impact of new contract awards. Industrial and downstream sales volumes grew 13 percent, influenced by increased customer spending related to line pipe projects. Wilson reported revenues totaling $1.6 billion for the year ended December 31, 2005, an increase of 35 percent from the 2004 fiscal year. Approximately three-quarters of the revenue growth was generated in the upstream energy operations reflecting higher spending by exploration and production companies associated with increased North American drilling and completion activity, the impact of new contract awards and strong demand for tubular products. Industrial and downstream sales volumes grew 17 percent above 2004 levels, influenced by increased spending levels for line pipe and maintenance and repair projects primarily in the engineering and construction and petrochemical customer base.

Operating Income

Operating income for the Distribution segment in fiscal 2006 was $101.8 million, or 5.2 percent of revenues. The operating margin improvement of 1.2 percentage points reflects lower operating expenses as a percentage of revenues and, to a lesser extent, gross margin expansion. Incremental operating income was 11 percent of revenues, with the majority of the growth attributable to the energy sector operations, influenced by increased coverage of fixed sales and administrative costs. On an absolute dollar basis, segment operating income was $37.1 million above the amount reported in 2005, impacted by a 22 percent increase in revenue volumes on the segment's reported gross profit, partially offset by higher variable-based operating expenses. For the year ended December 31, 2005, operating income for the Distribution segment was $64.7 million, or four percent of revenues. Distribution operating results increased $38.2 million over the amount reported in 2004, equating to incremental operating income of nine percent of revenues. Incremental operating income was driven by the energy sector operations reflecting increased coverage of fixed sales and administrative costs. The lower expense ratio more than offset deterioration in gross profit margins associated with increased tubular product costs and a higher mix of project and export orders, which typically generate lower comparable margins.

Consolidated Discussion

For the periods indicated, the following table summarizes the consolidated results of operations of the Company and presents these results as a percentage of total revenues:

For the Years Ended December 31,	2006		2005		2004	
(Dollars in thousands)	**Amount**	**%**	Amount	%	Amount	%
Revenues	**$ 7,333,559**	**100**	$ 5,579,003	100	$ 4,419,015	100
Gross profit	**2,344,271**	**32**	1,685,138	30	1,351,939	31
Operating expenses	**1,264,190**	**17**	1,014,577	18	913,175	21
Operating income	**1,080,081**	**15**	670,561	12	438,764	10
Interest expense	**62,967**	**1**	44,446	1	38,762	1
Interest income	**(2,982)**	**–**	(1,692)	–	(1,300)	–
Income before income taxes and minority interests	**1,020,096**	**14**	627,807	11	401,302	9
Income tax provision	**326,674**	**4**	202,743	4	129,721	3
Minority interests	**191,416**	**3**	122,759	2	89,130	2
Net income	**$ 502,006**	**7**	$ 302,305	5	$ 182,451	4

2006 versus 2005

Consolidated revenues increased to $7.3 billion for the year ended December 31, 2006, 31 percent above the prior year period. The majority of the year-over-year revenue growth was reported in the Oilfield segment attributable to a combination of higher worldwide drilling activity, a favorable product and business mix and, to a lesser extent, improved pricing. On a geographic basis, two-thirds of the revenue improvement was generated in the Western Hemisphere market, which accounted for the majority of the year-over-year increase in drilling activity levels. The year-over-year revenue growth was also driven by the strength in the Company's international operations which reported a 33 percent increase in revenues.

Gross profit totaled $2.3 billion, or 32 percent of revenues, two percentage points above the gross profit margins generated in the comparable prior year period. Although the margin expansion was largely driven by the impact of increased sales volumes on fixed manufacturing and service infrastructure costs, an improved business mix and product pricing also had a favorable effect. On an absolute dollar basis, gross profit was $659.1 million above the prior year period primarily reflecting the increased sales volumes in the Oilfield operations.

Operating expenses, consisting of selling, general and administrative expenses increased $249.6 million from the amount reported in the prior year; however, as a percentage of revenues decreased 95 basis points. Improved fixed cost average in the sales and administrative functions accounted for the operating expense percentage decline. The majority of the absolute dollar increase was attributable to variable costs directly associated with the improved business volumes, including increased investment in personnel and infrastructure. To a lesser extent, increased employee profit-sharing amounts directly attributable to the reported profitability levels, incremental operating expenses of acquired operations and stock-based compensation expense also contributed to the year-over-year operating expense growth.

Net interest expense, which represents interest expense less interest income, totaled $60.0 million in 2006. Net interest expense increased $17.2 million from the prior year reflecting higher average debt levels in 2006 due to borrowings related to the financing of several acquisitions and, to a lesser extent, an increase in variable interest rates.

The effective tax rate approximated 32 percent, partially impacted by the settlement of a U.S. tax audit that resulted in the release of certain deferred tax reserves during the second quarter of 2006. Excluding the tax settlement, the effective rate was comparable to the level reported in the prior year, but below the U.S. statutory rate due to the impact of M-I SWACO's U.S. partnership earnings for which the minority partner is directly responsible for its related income taxes. The Company properly consolidates the pretax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision.

Minority interests reflect the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interests totaled $191.4 million in 2006, a $68.7 million increase from the prior year. The year-over-year increase primarily reflects the higher profitability of the M-I SWACO joint venture and, to a lesser extent, improved earnings reported by CE Franklin Ltd.

2005 versus 2004

Consolidated revenues increased to $5.6 billion for the year ended December 31, 2005, 26 percent above the prior year period. The majority of the year-over-year dollar variance was reported in the Oilfield segment primarily attributable to higher worldwide drilling activity. On a geographic basis, two-thirds of the revenue improvement was generated in North America impacted by a combination of increased land-based drilling activity, strong demand for tubular products and improved pricing. Increased business volumes in markets outside North America also contributed to the year-over-year revenue variance, reflecting higher customer spending levels and the impact of new contract awards.

Gross profit totaled $1.7 billion, or 30 percent of revenues, less than one percentage point below the gross profit margins generated in 2004. The modest decline in gross profit margins reflects an increased proportion of Distribution segment sales, which historically generate lower margins than the Oilfield operations. To a lesser extent, gross profit margin deterioration reported in the Distribution segment also contributed to the reduction in consolidated gross profit margins. On an absolute dollar basis, gross profit was $333.2 million above the prior year period primarily reflecting the increased sales volumes in the Oilfield operations.

Operating expenses, consisting of selling, general and administrative expenses, increased $101.4 million from the amount reported in the 2004 fiscal year. The year-over-year operating expense variance was impacted by litigation-related charges, including $5.6 million recorded in 2005 and $28.8 million recognized during 2004, related to the settlement, legal fees and other costs directly associated with a patent infringement case. Excluding the litigation-related charges, operating expenses increased $124.6 million on an absolute dollar basis, but decreased two percentage points from the prior year period, as a percentage of revenues. The majority of the absolute dollar increase was attributable to variable costs directly associated with the improved business volumes, including increased investment in personnel and infrastructure. To a lesser extent, increased employee profit-sharing amounts directly attributable to the reported profitability levels and stock-based compensation expense associated with restricted stock awards also contributed to the year-over-year operating expense growth.

Net interest expense, which represents interest expense less interest income, totaled $42.8 million in 2005. Net interest expense increased $5.3 million from the 2004 level reflecting higher average debt levels between the periods and, to a lesser extent, an increase in variable interest rates.

The effective tax rate approximated 32 percent, which was comparable to the level reported in 2004, but below the U.S. statutory rate. The effective tax rate was lower than the U.S. statutory rate due to the impact of M-I SWACO's U.S. partnership earnings for which the minority partner is directly responsible for its related income taxes. The Company properly consolidates the pretax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision.

Minority interests reflect the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interests totaled $122.8 million in 2005, a $33.6 million increase from 2004. The year-over-year increase primarily reflects the higher profitability of the M-I SWACO joint venture and, to a lesser extent, improved earnings reported by CE Franklin Ltd.

Liquidity and Capital Resources

General

At December 31, 2006, cash and cash equivalents equaled $80.4 million. During 2006, the Company generated $287.2 million of cash flows from operations, which is $67.8 million above the amount reported in 2005. Increased profitability levels experienced by the Company were offset by higher working capital investment required to support the significant increase in business volumes.

In 2006, cash flows used in investing activities totaled $470.9 million, primarily consisting of amounts required to fund capital expenditures and acquisitions. The Company invested $257.7 million in property, plant and equipment, net of cash proceeds associated with certain asset disposals, as well as, funds received related to property insurance claims. Acquisition funding, which primarily related to the purchase of Specialised Petroleum Services Group Limited and Epcon Offshore AS, resulted in cash outflows of $226.7 million in 2006.

Projected net capital expenditures for 2007 are expected to approximate $285 million. The modest increase in planned investment year-over-year is associated with growth in spending for the rental equipment fleet to support market expansion efforts in the United States and certain key international regions. The majority of the 2007 capital spending consists of investment for routine additions of rental tool and manufacturing equipment to support the Company's operations and maintenance of the Company's capital equipment base.

Cash flows provided by financing activities totaled $199.5 million in 2006. Due to the higher business volumes, which impacted the required investment in working capital, cash flows from operations were not sufficient to fund investing activities, repurchases under the Company's stock buyback program and dividend payments. This resulted in incremental borrowings of $346.8 million financed by the issuance of publicly-traded debt instruments and, to a lesser extent, the negotiation of foreign-currency denominated term loans with two financial institutions.

The Company's primary internal source of liquidity is cash flow generated from operations. Cash flow generated from operations is primarily influenced by the level of worldwide drilling activity, which affects profitability levels and working capital requirements. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. As of December 31, 2006, the Company had $235.0 million of capacity available under its U.S. revolving credit facilities for future operating, investing or financing needs. The Company also has revolving credit facilities in place outside of the United States, which are generally used to fund local operating needs. At the end of fiscal 2006, the Company had available borrowing capacity of $112.7 million under the non-U.S. borrowing facilities.

The Company's external sources of liquidity include debt and equity financing in the public capital markets, if needed. The Company carries an investment-grade credit rating with recognized rating agencies, generally providing the Company with access to debt markets. The Company's overall borrowing capacity is, in part, dependent on maintaining compliance with financial covenants under the various credit agreements. As of December 31, 2006, the Company was well within the covenant compliance thresholds under its various loan indentures, as amended, providing the ability to access available borrowing capacity. Management believes funds generated by operations, amounts available under existing credit facilities and external sources of liquidity will be sufficient to finance capital expenditures and working capital needs of the existing operations for the foreseeable future.

Management continues to evaluate opportunities to acquire products or businesses complementary to the Company's operations. Additional acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

During 2005, the Company's Board of Directors approved a quarterly cash dividend program. On February 7, 2007, the Company's Board of Directors increased the quarterly cash dividend to $0.10 per share. The current annualized payout of approximately $80 million is expected to be funded with cash flows from operations and, if necessary, amounts available under existing credit facilities. The level of future dividend payments will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, earnings, cash flows, compliance with certain debt covenants and other relevant factors.

In October 2005, the Company's Board of Directors authorized a share repurchase program that allows for the purchase of up to 20 million shares of the Company's common stock, subject to regulatory issues, market considerations and other relevant factors. As of December 31, 2006, the Company had 17.3 million shares remaining under the current authorizations. Future repurchases under the program may be executed from time to time in the open market or in privately negotiated transactions and will be funded with cash flows from operations or amounts available under existing credit facilities.

The Company believes that it has sufficient existing manufacturing capacity to meet current demand for its products and services. Additionally, inflation has had a modest impact on the Company's financial results in the three most recent fiscal years, with the Company experiencing a slight escalation in wages, transportation costs, as well as, petrochemical, steel and other commodity prices during 2006. The Company expects to be able to continue to offset the impact of cost inflation going forward through productivity gains and price increases.

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities, and the consolidation of the Company's minority ownership positions would not result in an increase in reported leverage ratios. The Company has no contractual arrangements in place that could result in the issuance of additional shares of the Company's common stock at a future date other than the Company's stock-based compensation program, which is discussed in Note 1, "Summary of Significant Accounting Policies," and Note 15, "Long-Term Incentive Compensation."

Contractual Obligations, Commitments and Contingencies

Contractual Obligations

The following table summarizes the Company's debt maturities, estimated interest on fixed rate long-term debt and future minimum payments under non-cancelable operating leases having initial terms in excess of one year as of December 31, 2006:

	Amount of Commitment Expiration per Period			
	Debt maturities	Interest on fixed rate long-term debt	Operating lease commitments	Total
(In thousands)				
Less than 1 year	$ 287,704	$ 39,983	$ 54,524	**$ 382,211**
1 – 3 years	67,801	62,700	68,396	**198,897**
3 – 5 years	432,311	50,944	32,178	**515,433**
More than 5 years	300,816	91,438	36,764	**429,018**
Total	$1,088,632	$245,065	$191,862	**$1,525,559**

In the normal course of business, the Company enters into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense, which totaled $127.1 million in 2006, but have been appropriately excluded from the future minimum payments presented in the table above. Amounts related to commitments under capital lease agreements, as well as pension and other postretirement obligations, were immaterial for the periods presented.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under standby letters of credit and bid, performance and surety bonds. Certain of these outstanding instruments guarantee payment to insurance companies which reinsure certain liability coverages of the Company's insurance captive. Excluding the impact of these instruments, for which $19.4 million of related liabilities are reflected in the accompanying consolidated balance sheet, the Company was contingently liable for approximately $78.3 million of standby letters of credit and bid, performance and surety bonds at December 31, 2006. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

Rose Dove Egle v. John M. Egle, et al.

In April 1997, the Company acquired all of the equity interests in Tri-Tech Fishing Services, L.L.C. ("Tri-Tech") in exchange for cash consideration of approximately $20.4 million (the "Transaction").

In August 1998, the Company was added as a defendant in a First Amended Petition filed in the 15th Judicial District Court, Parish of Lafayette, Louisiana entitled Rose Dove Egle v. John M. Egle, et al. In the amended petition, the plaintiffs alleged that, due to an improper conveyance of ownership interest by the Tri-Tech majority partner prior to the Transaction, Smith purchased a portion of its equity interest from individuals who were not legally entitled to their Tri-Tech shares. The suit was tried in the first quarter of 2004, and a jury verdict of approximately $4.8 million was rendered in favor of the plaintiffs. The Company has appealed the verdict and does not anticipate a ruling until the third quarter of 2007. Based upon the facts and circumstances and the opinion of outside legal counsel, management believes that an unfavorable outcome on this matter is not probable at this time. Accordingly, the Company has not recognized a loss provision in the accompanying consolidated financial statements.

Other

The Company is a defendant in various other legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company.

As of December 31, 2006, the Company's environmental reserve totaled $8.4 million. This amount reflects the future undiscounted estimated exposure related to identified properties, without regard to indemnifications from former owners. While actual future environmental costs may differ from estimated liabilities recorded at December 31, 2006, the Company does not believe that these differences will have a material impact on the Company's financial position or results of operations.

Critical Accounting Policies and Estimates

The discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following describes significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for doubtful accounts. The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Inventory reserves. The Company has made significant investments in inventory to service its customers around the world. On a routine basis, the Company uses judgments in determining the level of reserves required to state inventory at the lower of cost or market. Management's estimates are primarily influenced by technological innovations, market fundamentals and the physical condition of products. Changes in these or other factors may result in adjustments to the carrying value of inventory.

Goodwill. The Company has acquired a number of operations during the past decade, which has resulted in the recording of a material amount of goodwill. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections. Estimating future cash flows of the Company's operations requires management to make judgments about future operating results and working capital requirements. Although the majority of the goodwill relates to the Company's Oilfield operations, $40.7 million of goodwill relates to Distribution transactions. Changes in cash flow assumptions or other factors that negatively impact the fair value of the operations would influence the evaluation and may result in the determination that a portion of the goodwill is impaired when the annual analysis is performed.

Self-Insurance. The Company maintains insurance coverage for various aspects of its business and operations. The Company retains a portion of losses that occur through the use of deductibles and retentions under self-insurance programs. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Income taxes. Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. In certain cases, management has established reserves to reduce deferred tax assets to estimated realizable value. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.

Environmental Obligations. The Company records liabilities for environmental obligations when remedial efforts are probable and the costs can be reasonably estimated. Management's estimates are based on currently enacted laws and regulations. As more information becomes available or environmental laws and regulations change, such liabilities may be required to be adjusted. Additionally, in connection with acquisitions, the Company generally obtains indemnifications from the seller related to environmental matters. If the indemnifying parties do not fulfill their obligations, adjustments of recorded amounts may be required.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure requirements for uncertainty in tax positions. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. This approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. The provisions of FIN 48 are effective and the Company will adopt the interpretation in the first quarter of 2007. Based on our evaluation as of December 31, 2006, we do not expect the adoption of FIN 48 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Effective December 31, 2006, SFAS 158 requires recognition of the funded status of an entity's defined benefit pension and other postretirement benefit plans as an asset or liability in the Company's consolidated balance sheet. Subsequent changes to the funded status are to be recognized through stockholders' equity as a component of comprehensive income. In addition, for fiscal years ending after December 15, 2008, SFAS 158 requires the adoption of certain provisions related to the measurement date of obligations and assets used to calculate the funded status. The December 31, 2006 adoption of the recognition provisions of SFAS 158 did not have a material impact on the Company's consolidated financial position or results of operations. We do not expect the remaining elements of the Statement to have a material impact on our consolidated financial statements.

Management believes the impact of other recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates and enters into various hedging transactions to mitigate these risks. The Company does not use financial instruments for trading or speculative purposes. See Note 10, "Financial Instruments," to the Consolidated Financial Statements for additional discussion of hedging instruments.

The Company's exposure to interest rate changes is managed through the use of a combination of fixed and floating rate debt and by entering into interest rate contracts, from time to time, on a portion of its long-term borrowings. The Company had no interest rate contracts outstanding as of December 31, 2006 and 2005. At December 31, 2006, 35 percent of the Company's long-term debt carried a variable interest rate. Management believes that significant interest rate changes will not have a material near-term impact on the Company's future earnings or cash flows.

The Company's exposure to changes in foreign exchange rates is managed primarily through the use of forward exchange contracts. These contracts increase or decrease in value as foreign exchange rates change, to protect the value of the underlying transactions denominated in foreign currencies. All currency contracts are components of the Company's hedging program and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. The gains and losses on these contracts offset changes in the value of the related exposures. The terms of these contracts generally do not exceed two years. As of December 31, 2006, the notional amounts of fair value hedge contracts and cash flow hedge contracts outstanding were $126.9 million and $20.8 million, respectively, and the fair value was less than the notional amount of these contracts by $0.2 million. As of December 31, 2005, the notional amount of fair value hedge contracts and cash flow hedge contracts outstanding were $99.8 million and $40.4 million, respectively, and the fair value was less than the notional amount of these contracts by $1.7 million. In some areas, where hedging is not cost effective, the Company addresses foreign currency exposure utilizing working capital management.

The Company utilizes a "Value-at-Risk" ("VAR") model to determine the maximum potential one-day loss in the fair value of its foreign exchange sensitive financial instruments. The VAR model estimates were made assuming normal market conditions and a 95 percent confidence level. The Company's VAR computations are based on the historical price movements in various currencies (a "historical" simulation) during the year. The model includes all of the Company's foreign exchange derivative contracts. Anticipated transactions, firm commitments and assets and liabilities denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model. The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors. The estimated maximum potential one-day loss in fair value of currency sensitive instruments, calculated using the VAR model, was not material to the Company's financial position or results of operations.

Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, our outlook, financial projections and business strategies, all of which are subject to risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "project" and similar terms. These statements are based on certain assumptions and analyses that we believe are appropriate under the circumstances. Such statements are subject to, among other things, general economic and business conditions, the level of oil and natural gas exploration and development activities, global economic growth and activity, political stability of oil-producing countries, finding and development costs of operations, decline and depletion rates for oil and natural gas wells, seasonal weather conditions, industry conditions, and changes in laws or regulations, many of which are beyond the control of the Company. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. With this in mind, you should consider the risk factors discussed in the Company's 2006 Annual Report on Form 10-K and other documents we file with the Securities and Exchange Commission from time to time.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable, not absolute, assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. The Deloitte & Touche LLP attestation report on management's assessment of the Company's internal control over financial reporting appears on page 31 of this Annual Report.

Doug Rock
Chairman of the Board and
Chief Executive Officer

Margaret K. Dorman
Senior Vice President,
Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Smith International, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Smith International, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 28, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
February 28, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Smith International, Inc.:

We have audited the accompanying consolidated balance sheets of Smith International, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Smith International, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123r, "Share-Based Payment" as of January 1, 2006 and SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
February 28, 2007

Smith International, Inc.

Consolidated Statements of Operations

For the Years Ended December 31,	2006	2005	2004
(In thousands, except per share data)			
Revenues	$ 7,333,559	$ 5,579,003	$ 4,419,015
Costs and expenses:			
Costs of revenues	4,989,288	3,893,865	3,067,076
Selling expenses	969,825	786,668	685,272
General and administrative expenses	294,365	227,909	227,903
Total costs and expenses	6,253,478	4,908,442	3,980,251
Operating income	1,080,081	670,561	438,764
Interest expense	62,967	44,446	38,762
Interest income	(2,982)	(1,692)	(1,300)
Income before income taxes and minority interests	1,020,096	627,807	401,302
Income tax provision	326,674	202,743	129,721
Minority interests	191,416	122,759	89,130
Net income	$ 502,006	$ 302,305	$ 182,451
Earnings per share:			
Basic	$ 2.51	$ 1.50	$ 0.90
Diluted	2.49	1.48	0.89
Weighted average shares outstanding:			
Basic	200,252	201,651	202,664
Diluted	202,008	204,522	205,138

The accompanying notes are an integral part of these financial statements.

Smith International, Inc.

Consolidated Balance Sheets

December 31,	2006	2005
(In thousands, except par value data)		
Assets		
Current Assets:		
Cash and cash equivalents	**$ 80,379**	$ 62,543
Receivables, net (Note 1)	**1,592,230**	1,200,289
Inventories, net	**1,457,371**	1,059,992
Deferred tax assets, net	**51,070**	48,467
Prepaid expenses and other	**89,977**	65,940
Total current assets	**3,271,027**	2,437,231
Property, Plant and Equipment, net	**887,044**	665,389
Goodwill, net	**867,647**	737,048
Other Intangible Assets, net	**141,140**	78,779
Other Assets	**168,617**	141,467
Total Assets	**$ 5,335,475**	$ 4,059,914

Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 287,704**	$ 133,650
Accounts payable	**654,215**	479,206
Accrued payroll costs	**154,756**	108,419
Income taxes payable	**130,339**	91,303
Other	**152,454**	120,575
Total current liabilities	**1,379,468**	933,153
Long-Term Debt	**800,928**	610,857
Deferred Tax Liabilities	**143,124**	107,838
Other Long-Term Liabilities	**102,904**	86,853
Minority Interests	**922,114**	742,708
Commitments and Contingencies (Note 17)		
Stockholders' Equity:		
Preferred stock, $1 par value; 5,000 shares authorized; no shares issued or outstanding in 2006 or 2005	**–**	–
Common stock, $1 par value; 250,000 shares authorized; 214,947 shares issued in 2006 (213,270 shares issued in 2005)	**214,947**	213,270
Additional paid-in capital	**442,155**	383,695
Retained earnings	**1,653,480**	1,215,483
Accumulated other comprehensive income	**23,227**	6,901
Less – Treasury securities, at cost; 15,031 common shares in 2006 (12,301 common shares in 2005)	**(346,872)**	(240,844)
Total stockholders' equity	**1,986,937**	1,578,505
Total Liabilities and Stockholders' Equity	**$ 5,335,475**	$ 4,059,914

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2006	2005	2004
(In thousands)			
Cash flows from operating activities:			
Net income	**$ 502,006**	$ 302,305	$ 182,451
Adjustments to reconcile net income to net cash provided by operating activities, excluding the net effects of acquisitions:			
Minority interests	**191,416**	122,759	89,130
Depreciation and amortization	**150,384**	117,722	106,493
Share-based compensation expense	**27,280**	5,947	684
Increase in LIFO inventory reserves	**18,942**	22,144	28,177
Provision for losses on receivables	**7,578**	4,216	3,846
Deferred income tax provision (benefit)	**3,737**	10,636	(1,764)
Foreign currency translation losses	**3,376**	1,213	1,790
Gain on disposal of property, plant and equipment	**(18,893)**	(14,812)	(10,592)
Equity earnings, net of dividends received	**(9,247)**	(10,420)	(5,217)
Gain on sale of operations	**(6,473)**	(5,898)	–
Patent litigation-related charges	**–**	5,640	31,439
Changes in operating assets and liabilities:			
Receivables	**(364,834)**	(243,882)	(153,066)
Inventories	**(412,748)**	(197,204)	(167,879)
Accounts payable	**161,111**	105,832	61,669
Patent litigation-related payments	**–**	(31,040)	(6,039)
Other current assets and liabilities	**57,699**	40,292	27,292
Other non-current assets and liabilities	**(24,126)**	(15,996)	(6,240)
Net cash provided by operating activities	**287,208**	219,454	182,174
Cash flows from investing activities:			
Acquisitions, net of cash acquired	**(226,727)**	(81,328)	(72,350)
Purchases of property, plant and equipment	**(308,470)**	(177,845)	(111,449)
Proceeds from disposal of property, plant and equipment	**35,743**	26,426	20,679
Proceeds from settlement of property insurance claims	**15,026**	–	–
Proceeds from sale of operations	**13,504**	20,496	–
Net cash used in investing activities	**(470,924)**	(212,251)	(163,120)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	**803,635**	187,804	68,858
Principal payments of long-term debt	**(426,557)**	(57,592)	(85,832)
Net change in short-term borrowings	**(30,299)**	14,478	54,114
Debt issuance costs	**(4,744)**	–	–
Purchases of common stock under Repurchase Program	**(102,894)**	(117,820)	(92,002)
Payment of common stock dividends	**(60,074)**	(36,353)	–
Net proceeds related to long-term incentive awards	**20,393**	39,847	61,016
Distributions to minority interest partner	**–**	(28,000)	(23,200)
Net cash provided by (used in) financing activities	**199,460**	2,364	(17,046)
Effect of exchange rate changes on cash	**2,092**	(620)	302
Increase in cash and cash equivalents	**17,836**	8,947	2,310
Cash and cash equivalents at beginning of year	**62,543**	53,596	51,286
Cash and cash equivalents at end of year	**$ 80,379**	$ 62,543	$ 53,596
Supplemental disclosures of cash flow information:			
Cash paid for interest	**$ 62,161**	$ 44,217	$ 38,158
Cash paid for income taxes	**291,981**	177,697	111,568

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock	
(In thousands, except share data)	Number of Shares	Amount
Balance, January 1, 2004	102,720,306	$102,720
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Minimum pension liability adjustments	–	–
Comprehensive income	–	–
Purchases of common stock under Repurchase Program	–	–
Exercise of stock options and non-employee equity awards	2,560,347	2,561
Vesting of restricted stock	16,000	16
Balance, December 31, 2004	105,296,653	105,297
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Minimum pension liability adjustments	–	–
Comprehensive income	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,749,605	1,749
Vesting of restricted stock	34,632	35
Share-based compensation	–	–
Two-for-one common stock split (Note 12)	106,188,814	106,189
Balance, December 31, 2005	213,269,704	213,270
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Minimum pension liability adjustments	–	–
Comprehensive income	–	–
Impact of SFAS 158 adoption (Note 1 and 14)	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,376,213	1,376
Vesting of restricted stock	300,834	301
Share-based compensation	–	–
Balance, December 31, 2006	**214,946,751**	**$214,947**

The accompanying notes are an integral part of these financial statements.

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Securities Common Stock Number of Shares	Treasury Securities Common Stock Amount	Total Stockholders' Equity
$ 371,438	$ 779,123	$ 11,625	(2,384,108)	$ (29,130)	$ 1,235,776
–	182,451	–	–	–	182,451
–	–	14,963	–	–	14,963
–	–	(2,471)	–	–	(2,471)
–	–	287	–	–	287
–	182,451	12,779	–	–	195,230
–	–	–	(1,807,600)	(92,002)	(92,002)
60,273	–	–	(30,758)	(1,727)	61,107
684	–	–	–	–	700
432,395	961,574	24,404	(4,222,466)	(122,859)	1,400,811
–	302,305	–	–	–	302,305
–	–	(14,635)	–	–	(14,635)
–	–	(2,044)	–	–	(2,044)
–	–	(824)	–	–	(824)
–	302,305	(17,503)	–	–	284,802
–	–	–	(2,198,800)	(117,820)	(117,820)
–	(48,396)	–	–	–	(48,396)
51,542	–	–	–	–	53,291
–	–	–	(4,276)	(165)	(130)
5,947	–	–	–	–	5,947
(106,189)	–	–	(5,875,386)	–	–
383,695	1,215,483	6,901	(12,300,928)	(240,844)	1,578,505
–	502,006	–	–	–	502,006
–	–	12,407	–	–	12,407
–	–	2,425	–	–	2,425
–	–	857	–	–	857
–	502,006	15,689	–	–	517,695
–	–	637	–	–	637
–	–	–	(2,656,987)	(102,894)	(102,894)
–	(64,009)	–	–	–	(64,009)
31,180	–	–	–	–	32,556
–	–	–	(73,163)	(3,134)	(2,833)
27,280	–	–	–	–	27,280
$ 442,155	**$ 1,653,480**	**$ 23,227**	**(15,031,078)**	**$ (346,872)**	**$ 1,986,937**

Notes to Consolidated Financial Statements

(All dollar amounts are expressed in thousands, unless otherwise noted)

1. Summary of Significant Accounting Policies

Basis of Presentation

Smith International, Inc. ("Smith" or the "Company") provides premium products and services to the oil and gas exploration and production industry. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and all applicable financial statement rules and regulations of the Securities and Exchange Commission (the "Commission"). Management believes the consolidated financial statements present fairly the financial position, results of operations and cash flows of the Company as of the dates indicated.

The consolidated financial statements include the accounts of the Company and all wholly and majority-owned subsidiaries, after the elimination of all significant intercompany accounts and transactions. Investments in affiliates in which ownership interest ranges from 20 to 50 percent, and the Company exercises significant influence over operating and financial policies, are accounted for on the equity method. All other investments are carried at cost, which does not exceed the estimated net realizable value of such investments.

Stock Split

In July 2005, the Company's Board of Directors approved a two-for-one stock split, which was effected in the form of a stock dividend. Stockholders of record as of August 5, 2005 were entitled to the dividend, which was distributed on August 24, 2005. Unless otherwise noted, the 2004 share and earnings per share amounts included in the accompanying consolidated financial statements and related notes have been restated for the effect of the stock split.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities and the reported amounts of revenues and expenses. Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, goodwill and deferred taxes as well as the determination of liabilities related to environmental obligations and self-insurance programs. If the underlying estimates and assumptions, upon which the financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible. Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company's historical loss experience. At December 31, 2006 and 2005, the allowance for doubtful accounts was $16.7 million and $13.9 million, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method for the majority of the Company's inventories; however, certain of the Company's U.S.-based inventories are valued utilizing the last-in, first-out ("LIFO") method. Inventory costs consist of materials, labor and factory overhead.

Fixed Assets

Fixed assets, consisting of rental equipment and property, plant and equipment, are stated at cost, net of accumulated depreciation. The Company computes depreciation on fixed assets using principally the straight-line method; however, for income tax purposes, accelerated methods of depreciation are used. The estimated useful lives used in computing depreciation generally range from 20 to 40 years for buildings, three to 25 years for machinery and equipment, and five to ten years for rental equipment. Leasehold improvements are amortized over the initial lease term or the estimated useful lives of the improvements, whichever is shorter. Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $129.6 million, $106.8 million and $96.9 million, respectively.

Costs of major renewals and betterments are capitalized as fixed assets; however, expenditures for maintenance, repairs and minor improvements are charged to expense when incurred. When fixed assets are sold or retired, the remaining cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the consolidated statement of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Recorded goodwill balances are not amortized but, instead, are evaluated for impairment annually or more frequently if circumstances indicate that an impairment may exist. The goodwill valuation, which is prepared during the first quarter of each calendar year, is largely influenced by projected future cash flows and, therefore, is significantly impacted by estimates and judgments.

The Company amortizes other identifiable intangible assets on a straight-line basis over the periods expected to be benefited, ranging from three to 27 years. The components of these other intangible assets generally consist of patents, license agreements, non-compete agreements, trademarks and customer lists and contracts.

Impairment of Long-Lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated undiscounted future cash flows associated with the asset will be compared to the asset's carrying amount to determine if an impairment exists.

Environmental Obligations

Expenditures for environmental obligations that relate to current operations are expensed or capitalized, as appropriate. Liabilities are recorded when environmental clean-up efforts are probable and their cost is reasonably estimated, and are adjusted as further information is obtained. Such estimates are based on currently enacted laws and regulations and are not discounted to present value.

Liabilities Related to Self-Insurance Programs

The Company is self-insured for certain casualty and employee medical insurance liabilities of its U.S. operations. Expenditures for casualty and medical claims are recorded when incurred after taking into consideration recoveries available under stop-loss insurance policies. Additionally, reserves are established to provide for the estimated cost of settling known claims as well as medical and casualty exposures projected to have been incurred but not yet reported.

Foreign Currency Translation and Transactions

Gains and losses resulting from balance sheet translation of operations outside the United States where the applicable foreign currency is the functional currency are included as a component of accumulated other comprehensive income within stockholders' equity. Gains and losses resulting from balance sheet translation of operations outside the United States where the U.S. dollar is the functional currency are included in the consolidated statements of operations.

Gains and losses resulting from foreign currency transactions, excluding cash flow hedges discussed below, are recognized currently in the consolidated statements of operations.

Financial Instruments

The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates and interest rates. The Company utilizes derivative financial instruments such as foreign exchange contracts, foreign exchange options and interest rate contracts to mitigate or eliminate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

The Company records changes in fair market value related to fair value hedges, which includes foreign exchange contracts, to general and administrative expenses in the consolidated statements of operations. Changes in value related to cash flow hedges, which includes foreign exchange contracts, foreign exchange options and interest rate swaps, are recorded in accumulated other comprehensive income and are recognized in the consolidated statement of operations when the hedged item affects earnings.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for financial accounting and income tax reporting based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Revenue Recognition

The Company's revenues, which are composed of product, rental, service and other revenues, are generally subject to contractual arrangements which specify price and general terms and conditions. The Company recognizes product revenues, net of applicable provisions for returns, when title and the related risk of loss transfers to the customer. Rental, service and other revenues are recorded when such services are performed and collectibility is reasonably assured.

Minority Interests

The Company records minority interest expense which reflects the portion of the earnings of majority-owned operations which are applicable to the minority interest partners. The minority interest amount primarily represents the share of the M-I SWACO profits associated with the minority partner's 40 percent interest in those operations. To a lesser extent, minority interests include the portion of CE Franklin Ltd. and United Engineering Services LLC earnings applicable to the respective minority shareholders.

Long-term Incentive Compensation

The Company's Board of Directors and its stockholders have authorized a long-term incentive plan for the benefit of key employees. Although the Plan provides for the issuance of various stock-based awards, the Compensation Committee has elected to issue restricted stock units and, prior to December, 2005, stock option awards.

Restricted stock units are considered compensatory awards and compensation expense related to these units is recognized over the established vesting period in the accompanying consolidated financial statements.

Accounting for the stock option program however, was impacted by the mandatory adoption of Statement of Financial Accounting Standards ("SFAS") No. 123r, "Share-Based Payment," ("SFAS No. 123r") on January 1, 2006. In connection with the implementation, we utilized the modified prospective method; and, accordingly, results for prior periods have not been restated. Prior to January 1, 2006, companies could continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for its stock option program. Accordingly, for fiscal periods prior to January 1, 2006, the Company has elected to make pro forma footnote disclosures rather than recognizing the related compensation expense for stock option awards in the consolidated financial statements.

Had the Company elected to apply the accounting standards of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

	2005	2004
(In thousands, except per share data)		
Net income, as reported	$302,305	$182,451
Add: Stock-based compensation expense included in reported income, net of related tax effect	3,952	444
Less: Total stock-based compensation expense determined under fair value methods, net of related tax effect	(13,056)	(11,364)
Net income, pro forma	$293,201	$171,531
Earnings per share:		
As reported:		
Basic	$ 1.50	$ 0.90
Diluted	1.48	0.89
Pro forma:		
Basic	$ 1.45	$ 0.85
Diluted	1.43	0.84

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure requirements for uncertainty in tax positions. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. This approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. The provisions of FIN 48 are effective and the Company will adopt the interpretation in the first quarter of 2007. Based on our evaluation as of December 31, 2006, we do not expect the adoption of FIN 48 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Effective December 31, 2006, SFAS 158 requires recognition of the funded status of an entity's defined benefit pension and other postretirement benefit plans as an asset or liability in the Company's consolidated balance sheet. Subsequent changes to the funded status are to be recognized through stockholders' equity as a component of comprehensive income. In addition, for fiscal years ending after December 15, 2008, SFAS 158 requires the adoption of certain provisions related to the measurement date of obligations and assets used to calculate the funded status. The December 31, 2006 adoption of the recognition provisions of SFAS 158 did not have a material impact on the Company's consolidated financial position or results of operations. We do not expect the remaining elements of the Statement to have a material impact on our consolidated financial statements.

Management believes the impact of other recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

2. Business Combinations

During 2006, the Company completed seven acquisitions in exchange for aggregate cash consideration of $226.7 million and the assumption of certain liabilities. The 2006 transactions primarily consist of the following:

On February 23, 2006, M-I SWACO acquired Epcon Offshore AS ("Epcon") in exchange for cash consideration of approximately $44.9 million. Epcon, based in Porsgrunn, Norway, is a global provider of proprietary water treatment technology designed to optimize the removal of hydrocarbons from water generated during the oil and gas production process.

On August 3, 2006, M-I SWACO acquired Specialised Petroleum Services Group Limited ("SPS") in exchange for cash consideration of approximately $165.4 million. SPS, based in Aberdeen, Scotland, is a global provider of patented well-bore clean-up products and engineering services used to remove debris from the wellbore to facilitate improved well production.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $129.3 million, which has been recorded as goodwill in the accompanying consolidated balance sheet. Based on the structure of the transactions, the majority of the goodwill related to the 2006 acquisitions is not expected to be deductible for tax purposes. The purchase price allocation related to the 2006 acquisitions is based on preliminary information and is subject to change when additional data concerning final asset and liability valuations is obtained; however, material changes in the preliminary allocations are not anticipated by management.

During 2005, the Company completed six acquisitions in exchange for aggregate cash consideration of $81.3 million and the assumption of certain liabilities. The 2005 transactions primarily consist of the following:

On August 17, 2005, Smith Services acquired certain operating assets of Tubular Technology, Inc. and associated companies for cash consideration of $23.2 million. The acquired operations provide a full range of products and services used during the installation of corrosion-resistant alloy tubulars and also offer proprietary products and technical services used during the completion-phase of oil and gas wells, primarily to customers in the U.S. Gulf Coast region.

On November 1, 2005, Smith Services acquired certain operating assets of Nunez Oil Field Pipe, Ltd. and associated companies for cash consideration of $41.4 million. The acquired companies rent and repair premium drill pipe, drill collars, and blow-out preventers and perform machine shop and related inspection services in the United States.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $23.4 million, which has been recorded as goodwill in the accompanying consolidated balance sheet.

During 2004, the Company completed six acquisitions in exchange for aggregate cash consideration of $49.2 million and the assumption of certain liabilities. In addition, cash payments of $23.2 million were made during the year to former shareholders of businesses acquired in 2002 to fund amounts due under earn-out arrangements and repay seller-financed notes. The 2004 transactions primarily consist of the following:

On January 31, 2004, M-I SWACO acquired certain specialty chemical assets of Fortum Oil and Gas OY for cash consideration of $11.4 million. The acquired operations, formerly based in Finland, manufacture and market specialty chemical products which improve hydrocarbon flow rates.

On July 31, 2004, Smith Services acquired certain operating assets of CanFish Services for cash consideration of $17.5 million. The acquired operations provide fishing, milling, casing exit, pipe recovery and related wireline services in the United States and Canada.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $15.9 million and has been recorded as goodwill in the accompanying consolidated balance sheet.

These acquisitions have been recorded using the purchase method of accounting and, accordingly, the acquired operations have been included in the results of operations since the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not material to the Company's consolidated financial statements.

The following schedule summarizes investing activities related to 2006, 2005 and 2004 acquisitions included in the consolidated statements of cash flows:

	2006	2005	2004
Fair value of tangible and identifiable intangible assets, net of cash acquired	**$171,125**	$ 68,597	$ 44,103
Goodwill acquired	**129,278**	23,444	15,860
Payments to former shareholders of businesses acquired	–	–	23,162
Total liabilities assumed	**(73,676)**	(10,713)	(10,775)
Cash paid for acquisitions, net of cash acquired	**$226,727**	$ 81,328	$ 72,350

3. Business Dispositions

From time to time, the Company divests of select business operations. During the years ended December 31, 2006 and 2005, the Company completed the disposition of its ownership interest in certain Oilfield operations in exchange for aggregate cash consideration of $13.5 million and $20.5 million, respectively. These transactions resulted in an aggregate pre-tax gain of approximately $6.5 million and $5.9 million for the year's ended December 31, 2006, and 2005, respectively. The impact of these dispositions has been reflected as a reduction in general and administrative expenses in the accompanying consolidated statements of operations for the respective periods. After taking into consideration taxes and minority interests, the transactions impacted net income by $3.2 million and $3.7 million for the years ended December 31, 2006 and 2005, respectively.

4. Patent Litigation

In September 2002, the Company was served with a complaint in the U.S. District Court for the Eastern District of Texas, Sherman Division entitled *Halliburton Energy Services, Inc. v. Smith International, Inc.* This lawsuit was a patent infringement claim alleging that certain roller cone drill bits made by the Company infringed several U.S. patents owned by Halliburton. The case was tried in the second quarter of 2004, and the Company recorded a litigation-related charge based on management's best estimate of its potential exposure. This 2004 charge, which consisted of an estimated loss provision, legal fees and other directly related costs, totaled $31.4 million, or $20.4 million on an after-tax basis.

In December 2005, the Company reached final settlement with Halliburton regarding all outstanding drill bit patent litigation matters. In connection with the settlement, the Company recorded an additional $5.6 million litigation-related charge, or $3.7 million on an after-tax basis, which included legal fees and other costs directly associated with the settlement.

5. Earnings Per Share

Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to the potential dilution of earnings which could have occurred if additional shares were issued for stock option and restricted stock awards under the treasury stock method. An immaterial number of stock awards, which were issued at exercise prices in excess of the year-end stock price, were excluded from the 2004 and 2006 calculations as the instruments would have an anti-dilutive effect on the calculation. The following schedule reconciles the income and shares used in the basic and diluted EPS computations:

	2006	2005	2004
(In thousands, except per share data)			
Basic EPS:			
Net Income	**$502,006**	$302,305	$182,451
Weighted average number of common shares outstanding	**200,252**	201,651	202,664
Basic EPS	**$ 2.51**	$ 1.50	$ 0.90
Diluted EPS:			
Net Income	**$502,006**	$302,305	$182,451
Weighted average number of common shares outstanding	**200,252**	201,651	202,664
Dilutive effect of stock options and restricted stock units	**1,756**	2,871	2,474
	202,008	204,522	205,138
Diluted EPS	**$ 2.49**	$ 1.48	$ 0.89

6. Inventories

Inventories consist of the following at December 31:

	2006	2005
Raw materials	**$ 117,812**	$ 86,961
Work-in-process	**147,543**	111,399
Products purchased for resale	**291,882**	303,307
Finished goods	**993,676**	632,925
	1,550,913	1,134,592
Reserves to state certain U.S. inventories (FIFO cost of $559,943 and $386,643 in 2006 and 2005, respectively) on a LIFO basis	**(93,542)**	(74,600)
	$1,457,371	$1,059,992

During 2006, the Company recorded additional LIFO reserves of $18.9 million, primarily related to the revaluation of on-hand inventories to current standards, largely reflecting higher manufacturing costs in the Oilfield segment.

7. Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2006	2005
Land	$ 55,138	$ 37,753
Buildings	181,419	153,467
Machinery and equipment	717,761	587,808
Rental tools	597,468	472,913
	1,551,786	1,251,941
Less – Accumulated depreciation	(664,742)	(586,552)
	$ 887,044	$ 665,389

8. Goodwill and Other Intangible Assets

Goodwill

The following table presents goodwill on a segment basis as of the dates indicated, as well as changes in the account during the period shown. Beginning and ending goodwill balances are presented net of accumulated amortization of $53.6 million:

	Oilfield Segment	Distribution Segment	Consolidated
Balance as of December 31, 2004	$ 675,582	$ 37,771	$ 713,353
Goodwill acquired	23,444	–	23,444
Purchase price and other adjustments	116	135	251
Balance as of December 31, 2005	699,142	37,906	737,048
Goodwill acquired	126,964	2,314	129,278
Purchase price and other adjustments	890	431	1,321
Balance as of December 31, 2006	**$ 826,996**	**$ 40,651**	**$ 867,647**

Other Intangible Assets

The components of other intangible assets at December 31 are as follows:

	2006			2005			
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
							(years)
Patents	$101,269	$19,547	$ 81,722	$ 43,191	$16,938	$26,253	13.8
License agreements	31,231	10,661	20,570	29,308	7,181	22,127	10.5
Non-compete agreements and trademarks	33,421	15,662	17,759	29,150	12,414	16,736	9.0
Customer lists and contracts	29,403	8,314	21,089	17,282	3,619	13,663	9.2
	$195,324	$54,184	$141,140	$118,931	$40,152	$78,779	12.0

Amortization expense of other intangible assets was $20.3 million, $10.4 million and $9.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Additionally, estimated future amortization expense is expected to range between $12.4 million and $26.9 million per year for the next five fiscal years.

9. Debt

The following summarizes the Company's outstanding debt at December 31:

	2006	2005
Current:		
Short-term borrowings	$ 89,307	$ 122,174
Current portion of long-term debt	198,397	11,476
Short-term borrowings and current portion of long-term debt	$ 287,704	$ 133,650
Long-Term:		
Notes:		
6.0% Senior Notes maturing June 2016 with an effective interest rate of 6.11%. Interest payable semi-annually (presented net of unamortized discount of $293)	$ 274,707	$ –
6.75% Senior Notes maturing February 2011 with an effective interest rate of 6.83%. Interest payable semi-annually (presented net of unamortized discount of $368 and $486 in 2006 and 2005, respectively)	219,632	219,514
7.0% Senior Notes maturing September 2007 with an effective interest rate of 7.07%. Interest payable semi-annually (presented net of unamortized discount of $69 and $173 in 2006 and 2005, respectively)	149,931	149,827
7.7% Senior Notes maturing July 2007. Principal due in equal annual installments of $7.1 million. Interest payable semi-annually	7,143	14,285
Bank revolvers payable:		
$275 million revolving note expiring May 2010. Interest payable quarterly at base rate (8.25% at December 31, 2006) or Eurodollar rate, as defined (5.78% at December 31, 2006) and described below	119,000	205,100
M-I SWACO $125 million revolving note expiring May 2010. Interest payable quarterly at base rate (8.25% at December 31, 2006) or Eurodollar rate, as defined (5.78% at December 31, 2006) and described below	41,500	27,600
Term Loans:		
M-I SWACO £80 million term loan payable to a financial institution. Principal due in semi-annual installments of £6.7 million through December 2012. Interest payable at Eurocurrency rate of LIBOR plus 35 basis points (5.70% at December 31, 2006)	157,686	–
M-I SWACO €27.5 million term loan payable to a financial institution. Principal due in semi-annual installments of €5.5 million through December 2008. Interest payable at Eurocurrency rate of LIBOR plus 45 basis points (3.87% at December 31, 2006)	28,868	–
Other	858	6,007
	999,325	622,333
Less – Current portion of long-term debt	(198,397)	(11,476)
Long-term debt	$ 800,928	$ 610,857

Principal payments of long-term debt for years subsequent to 2007 are as follows:

2008	$ 41,724
2009	26,077
2010	186,601
2011	245,710
Thereafter	300,816
	$ 800,928

Short-term borrowings consist of amounts outstanding under lines of credit and short-term notes. Certain subsidiaries of the Company have unsecured credit facilities with non-U.S. banks aggregating $202.0 million with $112.7 million of additional borrowing capacity available under these facilities at December 31, 2006. These borrowings had a weighted average interest rate of 7.6 percent and 7.0 percent at December 31, 2006 and 2005, respectively.

Additionally, the Senior Notes maturing in the third quarter of 2007 are classified as current indebtedness and account for the majority of the current portion of long-term debt at December 31, 2006.

In addition to the credit facilities discussed above, the Company has a $400 million unsecured revolving credit facility provided by a syndicate of nine financial institutions. The revolving credit agreement (the "Agreement") allows for the election of interest at a base rate, or a Eurodollar rate ranging from LIBOR plus 40 to 50 basis points depending on the borrowing levels drawn under the facility. The Agreement also requires the payment of a quarterly commitment fee of 10 basis points on the unutilized portion of the facility and compliance with certain customary covenants, including a 40 percent debt-to-total capitalization limitation. As of December 31, 2006, the Company had $160.5 million drawn and $4.5 million of letters of credit issued under the facility, resulting in additional borrowing capacity of $235.0 million.

The 6.0 percent, 6.75 percent and 7.0 percent Senior Notes (the "Public Notes") are unsecured obligations of the Company issued under an Indenture dated September 8, 1997. The Indenture contains no financial covenants, nor any restrictions related to the payment of cash dividends to common stockholders. The Company's Public Notes are redeemable by the Company, in whole or in part, at any time prior to maturity at a redemption price equal to accrued interest plus the greater of the principal amount or the present value of the remaining principal and interest payments.

During 2006, the Company entered into two foreign currency denominated term loans (the "Term Loans") to provide local financing for the Epcon and SPS transactions. The Term Loans are unsecured and require compliance with certain customary covenants, including debt-to-total capitalization and debt-to-EBITDA limitations. The Term Loans can be prepaid, in whole or in part, without penalty subject to required notice periods and compliance with minimum prepayment amounts.

The Company was in compliance with its loan covenants under the various loan indentures, as amended, at December 31, 2006.

10. Financial Instruments

Foreign Currency Contracts

The Company enters into spot and forward contracts as a hedge against foreign currency denominated assets and liabilities and foreign currency commitments. The term of these contracts generally do not exceed two years. For fair value hedges, realized and unrealized gains and losses are recognized currently through earnings, and the resulting amounts generally offset foreign exchange gains or losses on the related accounts. The Company recognized expense of approximately $5.9 million, $4.4 million and $2.4 million in 2006, 2005 and 2004, respectively, related to net realized and unrealized losses on fair value hedge contracts. Gains or losses on designated cash flow hedge contracts are deferred to accumulated other comprehensive income and recognized in the consolidated statement of operations when the hedged item affects earnings. The Company recognized expense of $1.6 million and $0.9 million in 2006 and 2005, respectively, and earnings of $4.2 million in 2004, related to cash flow hedge contracts. As of December 31, 2006, the notional amounts of fair value hedge contracts and cash flow hedge contracts outstanding were $126.9 million and $20.8 million, respectively, and the fair value was less than the notional amount of these contracts by $0.2 million. As of December 31, 2005, the notional amount of fair value hedge contracts and cash flow hedge contracts outstanding were $99.8 million and $40.4 million, respectively, and the fair value was less than the notional amount of these contracts by $1.7 million.

Fair Value of Other Financial Instruments

The recorded and fair values of long-term debt at December 31 are as follows:

	2006		2005	
	Recorded Value	**Fair Value**	Recorded Value	Fair Value
Long-term debt	**$999,325**	**$1,015,062**	$622,333	$646,013

The fair value of publicly-traded long-term debt was primarily determined using quoted market prices. The fair value of the remaining financial instruments, including cash and cash equivalents, receivables, payables and short-term and bank borrowings, approximates the carrying value due to the nature of these instruments.

11. Income Taxes

The geographical sources of income before income taxes and minority interests for the three years ended December 31, 2006 were as follows:

	2006	2005	2004
Income before income taxes and minority interests:			
United States	**$ 443,453**	$225,207	$119,770
Non-United States	**576,643**	402,600	281,532
Total	**$1,020,096**	$627,807	$401,302

The income tax provision is summarized as follows:

	2006	2005	2004
Current:			
United States	**$ 127,964**	$ 62,243	$ 47,651
Non-United States	**183,695**	124,881	82,781
State	**11,278**	4,983	1,053
	322,937	192,107	131,485
Deferred:			
United States	**2,308**	8,073	(2,116)
Non-United States	**1,289**	2,349	925
State	**140**	214	(573)
	3,737	10,636	(1,764)
Income tax provision	**$ 326,674**	$202,743	$129,721

The consolidated effective tax rate (as a percentage of income before income taxes and minority interests) is reconciled to the U.S. federal statutory tax rate as follows:

	2006	2005	2004
U.S. federal statutory tax rate	**35.0%**	35.0%	35.0%
Minority partners' share of U.S. partnership earnings	**(2.6)**	(2.5)	(2.9)
Non-deductible expenses	**0.9**	1.1	1.0
Benefit of extraterritorial income exclusion and manufacturer's production exclusion	**(0.5)**	(0.8)	(0.7)
State taxes, net	**1.1**	0.8	0.1
Non-U.S. tax provisions which vary from the U.S. rate/ non-U.S. losses with no tax benefit realized	**(1.3)**	(0.9)	(0.6)
Change in valuation allowance	**–**	(0.1)	(0.2)
Other items, net	**(0.6)**	(0.3)	0.6
Effective tax rate	**32.0%**	32.3%	32.3%

The components of deferred taxes at December 31 are as follows:

	2006	2005
Deferred tax liabilities attributed to the excess of net book basis over remaining tax basis (principally depreciation and amortization):		
United States	**$ (99,443)**	$ (85,724)
Non-United States	**(84,244)**	(55,691)
Total deferred tax liabilities	**(183,687)**	(141,415)
Deferred tax assets attributed to net operating loss and tax credit carryforwards:		
United States	–	651
Non-United States	**18,395**	14,181
Other deferred tax assets (principally accrued liabilities not deductible until paid and inventory reserves):		
United States	**76,298**	67,201
Non-United States	**15,160**	9,081
Subtotal	**109,853**	91,114
Valuation allowance	**(16,232)**	(12,948)
Total deferred tax assets	**93,621**	78,166
Net deferred tax liabilities	**$ (90,066)**	$ (63,249)
Balance sheet presentation:		
Deferred tax assets, net	**$ 51,070**	$ 48,467
Other assets	**8,822**	4,649
Income taxes payable	**(6,834)**	(8,527)
Deferred tax liabilities	**(143,124)**	(107,838)
Net deferred tax liabilities	**$ (90,066)**	$ (63,249)

At December 31, 2006, the accompanying consolidated financial statements include $18.4 million of deferred tax assets associated with operating loss carryforwards in tax jurisdictions outside the United States. Although a significant portion of these losses will carryforward indefinitely and are available to reduce future tax liabilities of the respective foreign entity, management currently believes that the majority of these assets will not be realized and has, accordingly, established a $16.2 million valuation reserve. The $3.3 million increase from the prior year-end valuation reserve reflects the impact of changes in currency exchange rates, additional reserves established incident to purchase accounting for acquisitions, the expiration of operating loss carryforwards and changes in the anticipated realizability of certain foreign deferred tax assets.

The Company has provided additional taxes for the anticipated repatriation of certain earnings of its non-U.S. subsidiaries. Undistributed earnings above the amounts upon which additional taxes have been provided, which approximated $291.1 million at December 31, 2006, are intended to be permanently invested by the Company. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

The American Jobs Creation Act of 2004 (the "Act"), which was enacted during the fourth quarter of 2004, created a temporary incentive for U.S. corporations to repatriate accumulated earnings of non-U.S. subsidiaries by providing an 85 percent deduction for certain dividends from controlled foreign corporations. During the fourth quarter of 2005, the Company completed its evaluation of the provisions of the new tax law and potential repatriations. Approximately $18.9 million of non-U.S. earnings were repatriated pursuant to the Act, resulting in the recognition of net tax benefits totaling $1.0 million in 2005.

12. Stockholders' Equity

Dividend Program

In February 2005, the Company's Board of Directors approved a regular quarterly cash dividend program. The Board of Directors declared dividends of $64.0 million, or $0.32 per share, and $48.4 million, or $0.24 per share, for the years ended December 31, 2006 and 2005, respectively.

The level of future dividend payments will be at the discretion of the Board of Directors and will depend upon the Company's financial condition, earnings and cash flow from operations, the level of its capital expenditures, compliance with certain debt covenants, its future business prospects and other factors that the Board of Directors deem relevant.

Stock Split

On July 21, 2005, the Company's Board of Directors approved a two-for-one stock split, which was effected in the form of a stock dividend. Stockholders of record as of August 5, 2005 were entitled to the dividend, which was distributed on August 24, 2005.

Common Stock Repurchases

In October 2005, the Company's Board of Directors approved a share repurchase program that allows for the purchase of up to 20 million shares of the Company's common stock, subject to regulatory issues, market considerations and other relevant factors. The Company has purchased $102.9 million, $117.8 million and $92.0 million of common stock during 2006, 2005, and 2004, respectively, under the existing and a previously authorized repurchase program (collectively the "Repurchase Programs"). As of December 31, 2006, approximately 17.3 million shares remained available for purchase under the current program which may be executed from time to time in the open market. Common stock obtained by the Company through the Repurchase Programs has been added to the Company's treasury stock holdings.

In addition, certain participants in the long-term incentive plans surrender shares of common stock in order to satisfy tax withholding obligations. The Company acquired an immaterial number of shares in the prior three year period which have been added to the Company's treasury stock holdings and may be used in the future for acquisitions or other corporate purposes. These shares are not considered acquisitions under the Company's Repurchase Programs.

Stockholder Rights Plan

On June 8, 2000, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend of one junior participating preferred stock purchase right ("Right") for each share of the Company's common stock outstanding on June 20, 2000. The Board also authorized the issuance of one such Right for each share of the Company's common stock issued after June 20, 2000 until the occurrence of certain events.

The Rights are exercisable upon the occurrence of certain events related to a person (an "Acquiring Person') acquiring or announcing the intention to acquire beneficial ownership of 20 percent or more of the Company's common stock. In the event any person becomes an Acquiring Person, each holder (except an Acquiring Person) will be entitled to purchase, at an effective exercise price of $87.50, subject to adjustment, shares of common stock having a market value of twice the Right's exercise price. The Acquiring Person will not be entitled to exercise these Rights. In addition, if at any time after a person has become an Acquiring Person, the Company is involved in a merger or other business combination transaction, or sells 50 percent or more of its assets or earning power to another entity, each Right will entitle its holder to purchase, at an effective exercise price of $87.50, subject to adjustment, shares of common stock of such other entity having a value of twice the Right's exercise price. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's common stock, the Board may extinguish the Rights by exchanging one share of common stock, or an equivalent security, for each Right, other than Rights held by the Acquiring Person.

In the event the Rights become exercisable and sufficient shares of the Company's common stock are not authorized to permit the exercise of all outstanding Rights, the Company is required under the Rights Plan to take all necessary action including, if necessary, seeking stockholder approval to obtain additional authorized shares.

The Rights are subject to redemption at the option of the Board of Directors at a price of one-quarter of a cent per Right until the occurrence of certain events. The Rights currently trade with Smith common stock, have no voting or dividend rights and expire on June 8, 2010.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income in the accompanying consolidated balance sheets consists of the following:

	2006	2005
Currency translation adjustments	$ 25,555	$ 13,148
Unrealized fair value of derivatives	249	(2,176)
Pension liability adjustments	(2,577)	(4,071)
Accumulated other comprehensive income	$ 23,227	$ 6,901

Approximately $0.4 million of the unrealized fair value of derivatives is expected to be recognized as after-tax expense during the fiscal year ending December 31, 2007.

13. Retirement Plans

Defined Contribution Plans

The Company established the Smith International, Inc. 401(k) Retirement Plan (the "Smith Plan") for the benefit of all eligible employees. Employees may voluntarily contribute a percentage of their compensation, as defined, to the Smith Plan. The Company makes basic, retirement and, in certain cases, discretionary matching contributions to each participant's account under the Smith Plan. Participants receive a basic match on contributions to the Smith Plan of up to 1½ percent of qualified compensation and a retirement contribution ranging from two percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by the Company on December 31.

Through September 30, 2004, eligible employees of Wilson International, Inc. (the "Wilson employees") participated in the Smith Plan. Effective October 1, 2004, the Company established the Wilson 401(k) Retirement Plan (the "Wilson Plan") and transferred account balances of the Wilson employees into this plan from the Smith Plan. Employees may voluntarily contribute a percentage of their compensation, as defined, to the Wilson Plan. Wilson makes matching contributions to each participant's account ranging from ½ percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by Wilson on December 31.

M-I SWACO has a company Profit-Sharing and Savings Plan (the "M-I Retirement Plan") under which participating employees may voluntarily contribute a percentage of their compensation, as defined. At its discretion, M-I SWACO may make basic, matching and in certain cases, discretionary matching contributions to each participant's account under the M-I Retirement Plan. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match on employee contributions of up to 1½ percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by M-I SWACO on December 31.

The Company recognized expense totaling $50.5 million, $37.8 million, and $34.0 million in 2006, 2005 and 2004, respectively, related to Company contributions to the plans.

Certain of the Company's subsidiaries sponsor various defined contribution plans. The Company's contributions under these plans for each of the three years in the period ended December 31, 2006 were immaterial.

Deferred Compensation Plan

The Company maintains Supplemental Executive Retirement Plans ("SERP"), non-qualified, deferred compensation programs, for the benefit of officers and certain other eligible employees of the Company. Participants may contribute up to 100 percent of cash compensation, on a pre-tax basis, as defined. Plan provisions allow for retirement and matching contributions, similar to those provided under the Company's defined contribution programs, and, in certain cases, an interest contribution in order to provide a yield on short-term investments equal to 120 percent of the long-term applicable federal rate, as defined.

In the event of insolvency or bankruptcy, plan assets are available to satisfy the claims of all general creditors of the Company. Accordingly, the accompanying consolidated balance sheets reflect the aggregate participant balances as both an asset and a liability of the Company. As of December 31, 2006 and 2005, $59.3 million and $50.7 million, respectively, are included in other assets with a corresponding amount recorded in other long-term liabilities.

During the years ended December 31, 2006, 2005 and 2004, Company contributions to the plans totaled $1.9 million, $2.5 million and $2.6 million, respectively.

14. Employee Benefit Plans

The Company currently maintains various defined benefit pension plans covering certain U.S. and non-U.S. employees. Future benefit accruals and the addition of new participants under the U.S. plans were frozen prior to 1998.

The Company and certain subsidiaries have postretirement benefit plans which provide health care benefits to a limited number of current, and in certain cases, future retirees. Individuals who elect to contribute premiums are eligible to participate in the Company's medical and prescription drug programs, with certain limitations. In addition to premiums, the retiree is responsible for deductibles and any required co-payments and is subject to annual and lifetime dollar spending caps.

The following tables disclose the changes in benefit obligations and plan assets during the periods presented and reconcile the funded status of the plans to the amounts included in the accompanying consolidated balance sheets:

	Pension Plans		Postretirement Benefit Plans	
	2006	2005	**2006**	2005
Changes in benefit obligations:				
Benefit obligations at beginning of year	**$ 46,631**	$ 41,569	**$ 10,070**	$ 10,742
Service cost	**3,111**	2,787	**267**	242
Interest cost	**2,456**	2,142	**538**	548
Plan participants' contributions	**–**	–	**624**	692
Actuarial loss (gain)	**(1,349)**	1,092	**(565)**	(96)
Plan termination	**–**	–	**–**	(1,215)
Benefits paid	**(861)**	(959)	**(875)**	(843)
Benefit obligations at end of year	**$ 49,988**	$ 46,631	**$ 10,059**	$ 10,070
Changes in plan assets:				
Fair value of plan assets at beginning of year	**$ 38,993**	$ 34,932	**$ –**	$ –
Actual return on plan assets	**3,797**	2,009	**–**	–
Employer contributions	**4,464**	3,011	**251**	151
Plan participants' contributions	**–**	–	**624**	692
Actuarial loss (gain)	**(1,777)**	–	**–**	–
Benefits paid	**(861)**	(959)	**(875)**	(843)
Fair value of plan assets at end of year	**$ 44,616**	$ 38,993	**$ –**	$ –
Funded status	**$ (5,372)**	$ (7,638)	**$ (10,059)**	$ (10,070)
Unrecognized net actuarial loss (gain)	*****	8,647	*****	(2,321)
Unrecognized prior service cost	*****	43	*****	–
Unrecognized net transition obligation	*****	–	*****	–
Net amount recognized	**$ (5,372)**	$ 1,052	**$ (10,059)**	$ (12,391)
Amounts recognized in the consolidated balance sheet:				
Non-current assets	**$ 34**	$ –	**$ –**	$ –
Other long-term liabilities	**(5,406)**	(4,638)	**(10,059)**	(12,391)
Deferred taxes	*****	1,619	*****	–
Accumulated other comprehensive income ("AOCI")	*****	4,071	*****	–
Net amount recognized	**$ (5,372)**	$ 1,052	**$ (10,059)**	$ (12,391)
Amounts in AOCI:				
Net actuarial loss (gain)	**$ 4,396**	$ *	**$ (1,906)**	$ *
Prior service costs	**88**	*	**–**	*
Net amount recognized	**$ 4,484**	$ *	**$ (1,906)**	$ *
Incremental effect of adopting SFAS 158:				
Decrease in assets	**$ (1,271)**	$ *	**$ –**	$ *
(Increase) decrease in liabilities	**(1,523)**	*	**2,932**	*
(Increase) decrease in deferred taxes	**754**	*	**(1,026)**	*
Decrease in minority interests	**771**	*	**–**	*
(Increase) decrease in AOCI	**1,269**	*	**(1,906)**	*

**Due to the adoption of SFAS 158, the pension and postretirement benefit plan disclosures are not comparable on a year-to-year basis. See Note 1, "Recent Accounting Pronouncements" for additional discussion of SFAS 158.*

Net Periodic Benefit Expense

Net periodic benefit expense and the weighted average assumptions used to determine the net benefit expense for the fiscal years ended December 31, and the projected benefit obligation at December 31 are as follows:

	Pension Plans			Postretirement Benefit Plans		
	2006	2005	2004	**2006**	2005	2004
Components of net periodic benefit expense:						
Service cost	**$ 3,111**	$ 2,787	$ 2,355	**$ 267**	$ 242	$ 233
Interest cost	**2,456**	2,142	2,181	**538**	548	643
Return on plan assets	**(2,365)**	(2,292)	(2,050)	**–**	–	–
Amortization of prior service cost	**11**	11	82	**–**	(91)	(365)
Amortization of loss (gain)	**818**	706	355	**(87)**	(130)	(172)
Plan termination	**–**	–	–	**–**	(4,467)	–
Net periodic benefit expense (income)	**$ 4,031**	$ 3,354	$ 2,923	**$ 718**	$ (3,898)	$ 339
Net periodic benefit expense:						
Discount rate	**5.50%**	5.75%	6.00%	**5.50%**	5.75%	6.00%
Expected return on plan assets	**8.50%**	8.50%	8.50%	**N/A**	N/A	N/A
Projected benefit obligation:						
Discount rate	**5.75%**	5.50%	5.75%	**5.75%**	5.50%	5.75%
Expected return on plan assets	**8.50%**	8.50%	8.50%	**N/A**	N/A	N/A

Additional Pension Plan Information

In determining the expected return on plan assets, the Company considers the investment mix, the historical market performance and economic and other indicators of future performance. The Company primarily utilizes a mix of common stock and fixed income index funds to generate asset returns comparable with the general market. The investment mix of pension assets at December 31 is summarized in the following table:

	2006	2005
Common stock and related index funds	**47%**	46%
Fixed income securities and related index funds	**40**	41
Real estate	**6**	6
Money market funds	**7**	7
Total	**100%**	100%

For pension plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets at December 31:

	2006	2005
Projected benefit obligation	**$49,988**	$46,631
Accumulated benefit obligation	**49,988**	46,631
Plan assets at fair value	**44,616**	38,993

Estimated future benefit payments based on projected future service are expected to range between $1.0 million and $1.5 million a year for the next five years and approximate $12.6 million for the five-year period ending December 31, 2016. Company contributions to the pension plans during 2007 are expected to be comparable with 2006 contribution levels.

Additional Postretirement Benefit Plan Information

The assumed health care cost trend rates used to determine the projected postretirement benefit obligation at December 31 are as follows:

	2006	2005
Health care cost trend rate for current year	**12%**	10%
Rate that the cost trend rate gradually declines (ultimate trend rate)	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2016**	2010

A one-percentage point change in assumed health care cost trend rates would have the following effects on the benefit obligations and the aggregate of the service and interest cost components of the postretirement benefits expense:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$ 1	$ (60)
Effect on accumulated postretirement benefit obligation	97	(612)

Estimated future benefit payments based on projected future service are expected to range between $0.5 million and $0.6 million a year for the next five years and approximately $3.3 million for the five-year period ending December 31, 2016. Company contributions to the postretirement benefit plans during 2007 are expected to be comparable to the 2006 levels.

15. Long-Term Incentive Compensation

As of December 31, 2006, the Company had outstanding restricted stock and stock option awards granted under the 1989 Long-Term Incentive Compensation Plan (the "Plan"). As of December 31, 2006, 1,857,308 shares were authorized for future issuance pursuant to the Plan.

Restricted Stock Units

The restricted stock program consists of a combination of performance-based restricted stock units ("performance-based units") and time-based restricted stock units ("time-based units"). The number of performance-based units issued under the program, which can range from zero to 115 percent of the target units granted, is solely dependent upon the return on equity achieved by the Company in the fiscal year subsequent to the award. A summary of the Company's restricted stock program is presented below:

	Time-based Awards		Performance-based Awards		Total Restricted
	No. of Units	Fair Value[(a)]	No. of Units	Fair Value[(a)]	Stock Units
Outstanding at December 31, 2005	239,340	$34.00	1,264,251[(b)]	$36.28	1,503,591
Granted	370,344	43.00	564,348	43.04	934,692
Forfeited	(10,101)	34.58	(37,147)	37.62	(47,248)
Vested	(75,031)	30.55	(225,803)	29.68	(300,834)
Outstanding at December 31, 2006	**524,552**	**$40.84**	**1,565,649**	**$39.64**	**2,090,201**

(a) Reflects the weighted average grant-date fair value.
(b) Reflects achievement of performance criteria for awards granted prior to December 2006.

The total intrinsic value of restricted stock units vested during the years ended December 31, 2006, 2005, and 2004 was $12.5 million, $1.2 million, and $0.9 million, respectively. In addition, restrictions on approximately 710,138 performance-based units and 150,434 time-based units outstanding at December 31, 2006 are expected to lapse during the 2007 fiscal year.

Stock Options

Stock options are generally granted at the fair market value on the date of grant, vest over a four-year period and expire ten years after the date of grant. A summary of the Company's stock option program is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	4,751,824	$18.37		
Granted	12,378	38.79		
Forfeited	(73,421)	21.37		
Exercised	(1,339,400)	17.36		
Outstanding at December 31, 2006	**3,351,381**	**$18.78**	**6.2**	**$74,703**
Exercisable at December 31, 2006	**2,582,906**	**$17.58**	**5.9**	**$60,674**

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $34.3 million, $48.7 million, and $74.9 million, respectively.

The Company used an open form (lattice) model to determine the fair value of options granted, and accordingly, calculate the share-based compensation expense. The fair value and assumptions used are as follows:

	2006	2005	2004
Fair value of stock options granted	**$11.92**	$8.53	$8.92
Expected life of option (years)	**5.0**	5.0	5.0
Expected stock volatility	**31.0%**	31.0%	31.0%
Expected dividend yield	**0.8%**	0.8%	N/A
Risk-free interest rate	**4.3%**	3.9%	3.6%

Expected volatilities are based on both historical volatility of the company's stock price and implied volatility of exchange-traded options on the company's stock. The expected life of options is based on historical data for options granted by the company after 1994. The risk-free rates are based on yields available at the time of grant on U.S. Treasury bonds for maturities consistent with the expected life assumption.

Share-based Compensation Expense

Compensation expense for stock options and time-based units is recognized over the four-year vesting period. For performance-based units, compensation expense is recognized over the three-year vesting period.

Prior to the adoption of SFAS No. 123r, compensation expense for the performance-based units was calculated as the difference between the market value and the exercise price. After adoption of SFAS No. 123r, compensation expense for the performance-based units and time-based units is based on the grant-date fair value. Share-based compensation expense, consisting of restricted stock unit and stock option awards, for the year ended December 31, 2006 was $27.3 million and, net of taxes and minority interests, was $17.5 million. For the years ended December 31, 2005 and 2004, compensation expense related to restricted stock unit awards totaled $5.7 million and $0.3 million, respectively.

The total unrecognized share-based compensation expense, consisting of restricted stock and stock options, for awards outstanding as of December 31, 2006 was $74.2 million or approximately $44.6 million, net of taxes and minority interests, which will be recognized over a weighted-average period of 2.6 years.

16. Industry Segments and International Operations

The Company provides premium products and services to the oil and gas exploration and production industry. The Company aggregates its operations into two reportable segments: Oilfield and Distribution. The Oilfield segment consists of three business units: M-I SWACO, which provides drilling and completion fluid systems and services, solids-control and separation equipment, waste-management services and oilfield production chemicals; Smith Technologies, which designs, manufactures and sells three-cone drill bits, diamond drill bits and turbine products; and Smith Services, which manufactures and markets products and services used for drilling, workover, well completion and well re-entry operations. The principal markets for the Oilfield segment include all major oil and gas-producing regions of the world, with approximately 55 percent of revenues generated in markets outside of North America. Oilfield segment customers primarily include major multi-national, independent and national, or state-owned, oil companies.

The Distribution segment consists of one business unit, Wilson, which markets pipe, valves, fittings and mill, safety and other maintenance products to energy and industrial markets. The Distribution segment has the most significant North American exposure of any of the Company's operations with approximately 96 percent of revenues derived in the United States and Canada. Approximately two-thirds of Wilson's revenues are generated from customers in the energy sector, which includes major multi-national and independent oil companies, pipeline companies and contract drilling companies. The remainder relates to sales in the downstream and industrial markets, which primarily includes refineries, petrochemical and power generation plants.

The Company's revenues are derived principally from uncollateralized customer sales. The significant energy industry concentration has the potential to impact the Company's exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions. The creditworthiness of the Company's customer base is strong, with limited credit losses experienced on such receivables.

The following table presents financial information for each reportable segment:

	2006	2005	2004
Revenues:			
Oilfield	**$ 5,387,738**	$ 3,978,999	$ 3,236,339
Distribution	**1,945,821**	1,600,004	1,182,676
	$ 7,333,559	$ 5,579,003	$ 4,419,015
Operating Income (Loss):			
Oilfield	**$ 1,012,295**	$ 625,384	$ 423,648
Distribution	**101,830**	64,714	26,513
General corporate	**(34,044)**	(19,537)	(11,397)
	$ 1,080,081	$ 670,561	$ 438,764
Capital Expenditures:			
Oilfield	**$ 292,073**	$ 173,510	$ 108,773
Distribution	**5,153**	2,354	2,428
General corporate	**11,244**	1,981	248
	$ 308,470	$ 177,845	$ 111,449
Depreciation and Amortization:			
Oilfield	**$ 144,335**	$ 110,160	$ 98,258
Distribution	**4,840**	6,435	7,209
General corporate	**1,209**	1,127	1,026
	$ 150,384	$ 117,722	$ 106,493
Total Assets:			
Oilfield	**$ 4,474,401**	$ 3,356,112	$ 2,905,850
Distribution	**737,445**	596,867	493,434
General corporate	**123,629**	106,935	107,494
	$ 5,335,475	$ 4,059,914	$ 3,506,778

The following table presents consolidated revenues by region:

	2006	2005	2004
United States	**$ 3,384,729**	$ 2,520,706	$ 1,982,467
Canada	**891,288**	713,565	487,552
North America	**4,276,017**	3,234,271	2,470,019
Latin America	**543,844**	452,349	424,053
Europe/Africa	**1,605,559**	1,188,038	961,755
Middle East/Asia	**908,139**	704,345	563,188
Non-North America	**3,057,542**	2,344,732	1,948,996
	$ 7,333,559	$ 5,579,003	$ 4,419,015

The following table presents net property, plant and equipment by region:

	2006	2005	2004
United States	**$ 458,273**	$ 353,370	$ 306,505
Canada	**48,510**	43,908	34,603
North America	**506,783**	397,278	341,108
Latin America	**67,377**	53,911	50,208
Europe/Africa	**230,607**	156,632	133,290
Middle East/Asia	**82,277**	57,568	52,348
Non-North America	**380,261**	268,111	235,846
	$ 887,044	$ 665,389	$ 576,954

The Company's expenditures for research and engineering activities are attributable to the Company's Oilfield segment and totaled $88.3 million in 2006, $73.6 million in 2005 and $67.2 million in 2004.

17. Commitments and Contingencies

Leases

The Company routinely enters into operating and capital leases for certain of its facilities and equipment. Amounts related to assets under capital lease were immaterial for the periods presented. Rent expense totaled $127.1 million, $102.1 million, and $94.8 million in 2006, 2005, and 2004, respectively.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

	Amount
2007	$ 54,524
2008	40,798
2009	27,598
2010	20,757
2011	11,421
2012–2016	23,309
Thereafter	13,455
	$ 191,862

In the normal course of business, the Company enters into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under standby letters of credit and bid, performance and surety bonds. Certain of these outstanding instruments guarantee payment to insurance companies which reinsure certain liability coverages of the Company's insurance captive. Excluding the impact of these instruments, for which $19.4 million of related liabilities are reflected in the accompanying consolidated balance sheet, the Company was contingently liable for approximately $78.3 million of standby letters of credit and bid, performance and surety bonds at December 31, 2006. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

Rose Dove Egle v. John M. Egle, et al.

In April 1997, the Company acquired all of the equity interests in Tri-Tech Fishing Services, L.L.C. ("Tri-Tech") in exchange for cash consideration of approximately $20.4 million (the "Transaction").

In August 1998, the Company was added as a defendant in a First Amended Petition filed in the 15th Judicial District Court, Parish of Lafayette, Louisiana entitled *Rose Dove Egle v. John M. Egle, et al.* In the amended petition, the plaintiffs alleged that, due to an improper conveyance of ownership interest by the Tri-Tech majority partner prior to the Transaction, Smith purchased a portion of its equity interest from individuals who were not legally entitled to their Tri-Tech shares. The suit was tried in the first quarter of 2004, and a jury verdict of approximately $4.8 million was rendered in favor of the plaintiffs. The Company has appealed the verdict and does not anticipate a ruling until the third quarter of 2007. Based upon the facts and circumstances and the opinion of outside legal counsel, management believes that an unfavorable outcome on this matter is not probable at this time. Accordingly, the Company has not recognized a loss provision in the accompanying consolidated financial statements.

Other

The Company is a defendant in various other legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company.

As of December 31, 2006, the Company's environmental reserve totaled $8.4 million. This amount reflects the future undiscounted estimated exposure related to identified properties, without regard to indemnifications from former owners. While actual future environmental costs may differ from estimated liabilities recorded at December 31, 2006, the Company does not believe that these differences will have a material impact on the Company's financial position or results of operations.

18. Quarterly Information (Unaudited)

	First	Second	Third	Fourth	Year
(In thousands, except per share data)					
2006					
Revenues	**$ 1,682,121**	**$ 1,738,263**	**$ 1,914,184**	**$ 1,998,991**	**$ 7,333,559**
Gross profit	**526,603**	**545,013**	**618,213**	**654,442**	**2,344,271**
Net income	**107,216**	**118,833**	**132,925**	**143,032**	**502,006**
EPS:					
Basic	**0.53**	**0.59**	**0.66**	**0.72**	**2.51**
Diluted	**0.53**	**0.59**	**0.66**	**0.71**	**2.49**
2005					
Revenues	$ 1,288,198	$ 1,350,203	$ 1,410,162	$ 1,530,440	$ 5,579,003
Gross profit	385,412	399,138	424,604	475,984	1,685,138
Net income	66,152	68,060	79,504	88,589	302,305
EPS:					
Basic	0.33	0.34	0.40	0.44	1.50
Diluted	0.32	0.33	0.39	0.44	1.48

Eleven-Year Financial Record

Years Ended December 31,	2006	2005	2004	2003
(In thousands, except per share, ratio and market price data)				
Statements of Operations Data				
Revenues:				
M-I SWACO	**$ 3,573,395**	$ 2,682,511	$ 2,231,884	$ 1,865,851
Smith Technologies	**790,131**	601,821	511,410	403,261
Smith Services	**1,024,212**	694,667	493,045	409,162
Wilson	**1,945,821**	1,600,004	1,182,676	916,554
Total Revenues	**7,333,559**	5,579,003	4,419,015	3,594,828
Gross profit	**2,344,271**	1,685,138	1,351,939	1,075,931
Operating expenses	**1,264,190**	1,014,577	913,175	747,184
Operating income	**1,080,081**	670,561	438,764	328,747
Interest expense	**62,967**	44,446	38,762	40,964
Interest income	**(2,982)**	(1,692)	(1,300)	(1,973)
Income tax provision	**326,674**	202,743	129,721	93,334
Minority interests	**191,416**	122,759	89,130	71,788
Net income	**$ 502,006**	$ 302,305	$ 182,451	$ 124,634
Earnings per share – diluted basis[(a)]	**$ 2.49**	$ 1.48	$ 0.89	$ 0.62
Cash dividends declared per share	**$ 0.32**	$ 0.24	$ –	$ –
Common Shares Outstanding:[(a)]				
Actual at year-end, net of treasury shares	**199,916**	200,969	202,148	200,672
Weighted average – diluted basis	**202,008**	204,522	205,138	201,806
Balance Sheet Data				
Current assets	**$ 3,271,027**	$ 2,437,231	$ 2,019,632	$ 1,679,796
Current ratio	**2.37**	2.61	2.28	2.66
Total assets	**$ 5,335,475**	$ 4,059,914	$ 3,506,778	$ 3,097,047
Current liabilities	**1,379,468**	933,153	887,357	630,924
Total debt	**1,088,632**	744,507	599,173	578,295
Stockholders' Equity:				
Total	**$ 1,986,937**	$ 1,578,505	$ 1,400,811	$ 1,235,776
Per share[(a)]	**9.94**	7.85	6.93	6.16
Other Data				
Depreciation and amortization	**$ 150,384**	$ 117,722	$ 106,493	$ 101,709
Operating cash flow[(b,c)]	**954,931**	606,519	438,732	314,206
Capital expenditures, net	**272,727**	151,419	90,770	76,021
Return on stockholders' equity[(c)]	**28.5%**	20.6%	13.8%	10.8%
Debt-to-total capitalization	**27.2%**	24.3%	22.6%	24.1%
Market price range:[(a)]				
High	**$ 45.79**	$ 39.59	$ 31.25	$ 21.26
Low	**35.66**	25.96	20.14	14.93

(a) All fiscal years prior to 2005 have been restated for the impact of a two-for-one stock dividend distributed on August 24, 2005.

(b) Operating cash flow is computed as earnings before interest, taxes, depreciation and amortization after reduction for the portion of the respective amounts allocable to minority interest partners.

(c) Excludes impact of non-recurring charges and credits in 1999 and 1998.

2002	2001	2000	1999	1998	1997	1996
$ 1,558,672	$ 1,627,600	$ 1,236,999	$ 842,214	$ 1,014,449	$ 1,001,048	$ 752,326
324,735	398,204	328,192	240,109	308,263	328,112	255,610
399,502	398,327	289,935	227,216	323,456	295,498	193,945
887,171	1,127,078	905,888	496,614	472,547	543,294	450,025
3,170,080	3,551,209	2,761,014	1,806,153	2,118,715	2,167,952	1,651,906
918,302	1,045,804	745,169	467,940	629,059	652,599	472,728
662,154	674,294	546,143	318,408	503,750	403,653	323,943
256,148	371,510	199,026	149,532	125,309	248,946	148,785
40,928	45,359	36,756	40,823	45,986	31,175	21,642
(2,579)	(2,895)	(1,861)	(2,050)	(2,615)	(2,184)	(2,602)
66,632	106,397	54,998	47,865	26,279	59,109	31,615
57,978	70,504	36,333	6,170	21,590	39,517	24,833
$ 93,189	$ 152,145	$ 72,800	$ 56,724	$ 34,069	$ 121,329	$ 73,297
$ 0.47	$ 0.76	$ 0.36	$ 0.29	$ 0.18	$ 0.63	$ 0.38
$ –	$ –	$ –	$ –	$ –	$ –	$ –
198,324	197,608	199,052	195,720	192,548	190,240	189,712
200,182	200,896	201,208	196,760	193,364	192,332	191,120
$ 1,426,914	$ 1,523,031	$ 1,310,003	$ 1,054,780	$ 997,155	$ 1,073,353	$ 842,122
2.40	2.29	2.04	2.31	1.44	2.27	2.17
$ 2,749,545	$ 2,735,828	$ 2,295,287	$ 1,894,575	$ 1,758,988	$ 1,672,499	$ 1,287,262
595,096	666,004	642,804	457,318	693,300	473,372	388,764
601,659	687,535	540,667	397,431	714,076	463,102	341,926
$ 1,063,535	$ 949,159	$ 817,481	$ 720,220	$ 634,034	$ 572,045	$ 454,269
5.36	4.80	4.11	3.68	3.29	3.01	2.39
$ 89,327	$ 92,895	$ 80,688	$ 76,037	$ 70,316	$ 58,553	$ 40,948
254,858	358,700	216,817	124,449	256,342	253,057	154,359
78,804	109,414	77,876	38,852	102,761	98,679	69,534
9.2%	17.2%	9.5%	1.7%	5.6%	23.6%	17.6%
27.6%	32.3%	31.1%	27.7%	52.6%	37.3%	36.0%
$ 19.36	$ 21.13	$ 22.13	$ 13.02	$ 16.13	$ 21.97	$ 12.00
11.60	8.08	11.25	5.89	4.32	9.63	4.97

Corporate Information

Five-Year Comparative Total Return

The following graph shows Smith's performance over five years through December 31, 2006, as compared to the S&P 500 Index and our Peer Group, assuming a $100 investment in each on December 31, 2001 and the reinvestment of all dividends. Our Peer Group consists of the following companies: Baker Hughes Incorporated, BJ Services Company, Cameron Corporation, Halliburton Company, National Oilwell Varco, Inc. (formerly, Varco International, Inc.), Schlumberger Limited, and Weatherford International Ltd.


$400
$300
$200
$100
$0
Smith
Peer Group
S&P 500
$311.03
$251.55
$135.03
Dec.01
Dec.02
Dec.03
Dec.04
Dec.05
Dec.06

	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006
Smith	$100.00	$121.67	$154.87	$202.95	$278.84	$311.03
S&P 500	$100.00	$ 77.90	$100.25	$111.15	$116.61	$135.03
Peer Group	$100.00	$ 92.64	$111.33	$147.29	$217.15	$251.55

Investor Relations Contact

General Company information, such as filings with the Securities and Exchange Commission, Corporate Governance Guidelines and other required documents, is available in electronic form on the Company's website at www.smith.com.

Alternatively, copies of the annual report, quarterly reports and other Company literature may be obtained by writing or calling Margaret K. Dorman, Senior Vice President, Chief Financial Officer and Treasurer.

Transfer Agent and Registrar

Correspondence concerning stock accounts, replacing lost or stolen stock certificates or name or address changes should be directed to:

Computershare Trust Company, N.A.
Post Office Box 43078
Providence, RI 02940-3078
877-498-8861
Website: www.computershare.com

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 9:00 a.m. on Tuesday, April 24, 2007, at 700 King Street, Wilmington, Delaware.

Stock Exchange Listings

New York Stock Exchange, Inc.,
Pacific Exchange, Inc.,
Ticker Symbol: SII

Board of Directors

Doug Rock
Chairman of the Board and Chief Executive Officer of the Company

G. Clyde Buck
Senior Vice President and Managing Director Corporate Finance, Sanders Morris Harris Inc.

Loren K. Carroll
Former President and Chief Executive Officer of M-I SWACO

Dod A. Fraser
President of Sackett Partners Incorporated

James R. Gibbs
Chairman of the Board, President and Chief Executive Officer of Frontier Oil Corporation

Robert Kelley
President of Kellco Investments

Jerry W. Neely
Former Chairman of the Board and Chief Executive Officer of Smith International, Inc.

John Yearwood
Senior Advisor to the Chief Executive Officer of Schlumberger Limited

Executive Officers

Doug Rock
Chief Executive Officer, President and Chief Operating Officer

Margaret K. Dorman
Senior Vice President, Chief Financial Officer and Treasurer

Malcolm W. Anderson
Senior Vice President, Human Resources

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary

Peter J. Pintar
Vice President, Corporate Strategy and Development

Operating Officers

Bryan L. Dudman
President, Smith Services

John J. Kennedy
President and Chief Executive Officer, Wilson

Donald McKenzie
President and Chief Executive Officer, M-I SWACO

Michael D. Pearce
President, Smith Technologies

Corporate Officers

Joseph S. Rinando, III
Vice President and Controller

Geri D. Wilde
Vice President, Taxes and Assistant Treasurer

Certification Statement

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K. The Company has also submitted the Annual CEO Certification required by the New York Stock Exchange.

Independent Auditors

Deloitte & Touche LLP
Houston, Texas

Corporate Headquarters

Smith International, Inc.
Post Office Box 60068
Houston, Texas 77205-0068
Tel: 281-443-3370
Fax: 281-233-5199
800-US-SMITH
Website: www.smith.com

SMITH

Post Office Box 60068
Houston, Texas 77205-0068
smith.com

END